                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2002

                          Intertape Polymer Group Inc.

           110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

              [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                   Form 20-F              Form 40-F  X
                            ----                   -----

                [Indicate by check mark whether the registrant by
            furnishing the information contained in this Form is also
          thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                     Yes                       No   X
                        -----                    ------
               [If "Yes" is marked, indicate below the file number
         assigned to the registrant in connection with Rule 12g3-2(b):

         82-______]

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                          INTERTAPE POLYMER GROUP INC.

April 19, 2002                            By:   /s/ Andrew M. Archibald
                                             -------------------------------
                                             Andrew M. Archibald C.A.
                                             Chief Financial Officer, Secretary,
                                             Treasurer, & Vice President
                                             Administration

COVER

2001

Annual Report

                                      LOGO

INSIDE

IPG Corporate Profile

Intertape Polymer Group Inc. (IPG) is a recognized leader in the development and manufacture of specialized polyolefin plastic & paper packaging products and complementary packaging systems. Headquartered in Montreal, Quebec, and Sarasota, Florida, the company has grown strategically to support operations in 23 locations including 17 manufacturing facilities, with approximately 2,900 employees.

IPG's advanced manufacturing technologies offer the flexibility to produce a wide range of products that reflect the needs of our customers. Products sold through IPG distributors include Intertape(TM) brand hot-melt, acrylic and natural rubber pressure-sensitive carton sealing tapes, water-activated carton sealing tape, masking tape, cloth duct tape, HVAC tape, electrical/electronic tape, automotive high performance and a variety of specialty tapes. Other products include Exlfilm(R) brand shrink film, StretchFlex(R) brand stretch wrap, Interpack(TM) brand packaging equipment, carton sealers, case erectors, shrink packaging, ink jet printers and labeling systems. Examples of products directly to end users include a wide range of Nova(TM) brand woven polyolefin fabrics and Intertape(TM) brand flexible intermediate bulk containers (FIBC).

Since its inception in 1981, IPG has become a major presence in North America by focusing on large niche markets, continuing its momentum of successful rapid growth and remaining a low cost producer. With this strategy, IPG's competitively priced products are sold to both a broad range of industrial/specialty distributors, retail stores, and large end-users in diverse industries. These industries include the aeronautical, agricultural, automotive, beverage, chemical, construction, food, forest, geotextile, mining, pharmaceutical, paper, recreational, retail, sports and transportation industries.

Intertape Polymer Group Inc. is a publicly traded company with its common shares listed on the New York Stock Exchange and The Toronto Stock Exchange under the Stock Symbol "ITP."

Table of Contents

Financial Highlights ......................................................    2
Message to Shareholders ...................................................    4
Consolidated Quarterly Statements of Earnings .............................    5
Management's Discussion and Analysis ......................................    6
Management's Responsibility for Financial Statements ......................   17
Auditors' Report ..........................................................   18
Financial Statements
 Consolidated Earnings ....................................................   19
 Consolidated Retained Earnings ...........................................   19
 Consolidated Cash Flows ..................................................   20
 Consolidated Balance Sheets ..............................................   21
 Notes to Consolidated Financial
 Statements .........................................................   22 to 38
 Intertape Polymer Group - Locations ......................................   39
 Other Information ........................................................   40
 Notes ....................................................................   41

Corporate Headquarters

110 E  Montee de Liesse
Montreal, Quebec
Canada, H4T 1N4

Investor Relations Tel:  866-202-4713
Fax:    514-731-5477
Web:    www.intertapepolymer.com
E-mail: itp$info@intertapeipg.com

Safe Harbor Statement

Certain statements and information set forth in this Annual Report, as well as other written or oral statements made from time to time by the Company or by its authorized executive officers on its behalf, constitute "forward-looking statements" within the meaning of the the Federal Securities laws including statements regarding the Company's expectations, beliefs, intentions, or strategies for the future. The Company intends for its forward-looking statements to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

The reader should note that the Company's forward-looking statements speak only as of the date hereof or when made and the Company undertakes no duty or obligation to update or revise its forward-looking statements. Although management believes that the expectations, plans, intentions and projections reflected in its forward-looking statements are reasonable, such statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements expressed or implied by the forward-looking statements.

The risks, uncertainties and other factors that the Company's stockholders and prospective investors should consider include, but are not limited to, the following: risks associated with pricing, volume and continued strength of markets where the Company's products are sold; delays and disruptions associated with terrorist attacks and reprisals, political instability, heightened security and war in countries of the world that affect the Company's business; the effect of competition on the Company's ability to maintain margins on existing or acquired operations; the continued acceptance of the Company's existing and new products by its major customers; increases in costs; and other risk factors listed from time to time in the Company's reports (including its Annual Report on Form 40-F) filed with the U.S. Securities and Exchange Commission, especially those discussed under the heading "Risk Factors."

Financial Highlights

                                                               2001            2000          1999
                                                              --------       --------       --------
OPERATIONS

Consolidated sales                                            $594,905       $653,915       $569,947
Net earnings (Loss) Cdn Gaap                                   (12,242)        33,422          8,098
Net earnings (Loss) US Gaap                                    (12,242)        33,422          8,098
Cash from operations before funding of changes in non-cash
  working capital items                                         13,874         57,932         36,130
                                                              --------       --------       --------
PER COMMON SHARE

Net earnings (Loss) Cdn Gaap                                     (0.43)          1.18           0.29
Net earnings (Loss) US Gaap                                      (0.43)          1.18           0.29
Cash from operations before funding of changes in non-cash
  working capital items                                           0.49           2.05           1.31
Book value Cdn Gaap                                              10.32          10.98           9.97
Book value US Gaap                                               10.32          10.98           9.97
                                                              --------       --------       --------
FINANCIAL POSITION

Working capital                                                 68,075          8,718         68,937
Total assets Cdn Gaap                                          801,989        845,040        815,006
Total assets US Gaap                                           801,989        845,040        815,006
Total debt                                                     362,973        286,216        338,094
Shareholders equity Cdn Gaap                                   294,090        309,642        282,003
Shareholders equity US Gaap                                    294,090        309,642        282,003
                                                              --------       --------       --------
SELECTED RATIOS

Working capital                                                   1.53           1.04           1.48
Debt/Capital Employed Cdn Gaap                                    0.55           0.48           0.55
Debt/Capital Employed US Gaap                                     0.55           0.48           0.55
Return on equity Cdn Gaap                                        -4.2%          10.8%           2.9%
Return on equity US Gaap                                         -4.2%          10.8%           2.9%
                                                              --------       --------       --------

                                            2001         2000         1999
                                           ------       ------       ------
STOCK INFORMATION

Weighted average shares o/s (Cdn Gaap)+    28,266       28,328       27,679
Weighted average shares o/s (US Gaap)+     28,266       28,328       27,679

TORONTO STOCK EXCHANGE (CDN $)

Market price at year end                    13.25        11.00        40.80
High : 52 weeks                             24.00        41.00        46.30
Low : 52 weeks                              10.50        10.90        35.50
Volume : 52 weeks+                         20,490       14,053       10,611

NEW YORK STOCK EXCHANGE
Market price at year end                     8.30         7.31        28.19
High : 52 weeks                             15.60        28.19        30.94
Low : 52 weeks                               7.00         7.19        24.06
Volume : 52 weeks+                         13,695        4,929        1,264
                                           ======        =====        =====

TORONTO STOCK EXCHANGE (CDN $)

                                            High          Low         Close       ADV*
                                            -----        -----        -----     -------
Q1                                          18.50        10.70        14.50     150,300
Q2                                          24.00        14.10        18.80      49,200
Q3                                          20.00        10.50        12.04      72,533
Q4                                          16.55        11.85        13.25      50,433
                                            -----        -----        -----     -------

NEW YORK STOCK EXCHANGE

                                             High         Low         Close       ADV*
                                            -----        -----        -----      -------

Q1**                                        12.03         7.25         9.02      81,100
Q2**                                        15.60         9.04        13.59      35,767
Q3**                                        13.57         7.00         7.60      47,167
Q4**                                        10.44         7.55         8.30      54,800
                                            =====         ====         ====      ======

This data should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto and Management's Disscussion and Analysis of Financial Condition and Results of Operations.

    (In thousands of U.S. dollars except per share data, selected ratios and trading volume information.)

*   Average daily volume.

**  Prior to August 16, 1999 stock was traded on the American Stock Exchange
    (AMEX).

+   In thousands

Message to Shareholders

Dear Shareholders,

The year 2001 started well for the Company. Our first quarter was in line with our projections. However, the deterioration in the overall economy caught up with us and 2001 became a year of contrasts. In spite of the negative results, it was a year of key achievements for Intertape. We effected a variety of initiatives, all of which should have a direct and positive effect on IPG's future growth and profitability.

Last year, Intertape:

o Opened five regional distribution centers

o Attained key information technology (I.T.) objectives

o Closed or reduced unprofitable operations

o Completed a refinancing of our credit facilities and senior notes

o Developed several new products

o Reorganized our marketing and sales structure into focused markets

From an operational standpoint, we made improvements aimed at realizing the benefits from all of our recent acquisitions and optimizing our efficiency and quality. While these programs are ongoing, a quantum leap was achieved during the year, which should manifest itself in 2002. Raw material prices were generally at an all-time low, which was reflected by considerably lower selling prices in most products. We did, however, retain our historic value-added as a percentage of sales and expect to maintain it as prices of raw material increase with an improved economy. Historically, our gross margin dollars have increased substantially as raw material prices rise and we believe this relationship will continue.

The performance of our I.T. Division met expectations. The instantaneous information that is available to our managers has provided the tools to react to an ever-changing economy and markets. In addition, we can supply our customers with cost effective transactions and inventory controls. Measurement-to-performance criteria has been enhanced for every aspect of the Company to ensure that we remain a low cost provider of products and services to a diverse customer base.

The breadth of our product line and our supply chain strategy will provide our customers with a value added beyond their standard margins by reducing their overall inventory levels. During the latter part of the year, our sales and marketing staffs were realigned and trained to leverage this unique position.

Research & Development continued to provide new products for new applications and markets. Five new films were commercialized during the year. All are designed to provide superior performance. New tape products designed for specific industries such as automotive, aerospace, etc., were also developed. The R&D focus of the company is in these performance products which provide higher gross margins. Our Woven and FIBC fabrics division introduced improved shelter fabrics during the year and entered the steel market with a patented wrap for coils. There are a number of exciting new products in our pipeline for all markets we are in.

We refinanced our borrowing facilities and our long-term debt during the year. This was followed by an issue of 5.1 million shares early in 2002 that generated approximately $47 million, which was used to lower our borrowings. I anticipate a further $25-30 million reduction in borrowings during 2002 by cash generated from operations. Capital expenditures are budgeted to be 50% of the 2001 level as the Company now has the ability to produce over $800 million of products.

As 2002 begins, I am very excited about our prospects. Our cost base is at an all-time low and should continue to decline as we optimize our operations and realize the full benefits of our distribution centers. Our supply chain strategy is designed to give us a competitive advantage and enable us to grow existing product lines. New products in all sectors of our business will provide potential for accelerated growth as the year progresses. New business development efforts should offer future opportunities.

I want to thank our employees, customers, and shareholders for their unwavering support and dedication. I am optimistic that their devoted efforts will be rewarded as we close 2002.

    /s/ Melbourne F. Yull
-------------------------------
Melbourne F. Yull
Chairman & Chief Executive Officer
March 8, 2002

Consolidated Quarterly Statements of Earnings
(In thousands of US dollars, except per share amounts)

                                1ST QUARTER              2ND QUARTER              3RD QUARTER                4TH QUARTER
                              2001        2000         2001         2000         2001         2000         2001         2000
                           ---------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

SALES                      $ 158,863   $  169,358   $  141,265   $  167,231   $  148,602   $  166,356   $  146,175   $  150,970
Cost of sales                120,089      131,117      114,549      126,513      122,544      121,612      118,906      121,305
                           ---------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
GROSS PROFIT                  38,774       38,241       26,716       40,718       26,058       44,744       27,269       29,665
Selling, general and
 administrative expenses      21,858       20,032       20,090       17,891       27,837       21,306       21,558       23,863
Amortization of goodwill       1,743        1,550        1,797        1,522        1,757        1,663        1,717        1,805
Research and development       1,168        1,325        1,198        1,409          884        1,073          932        1,302
Financial expenses             8,436        5,995        7,736        6,652       13,212        7,345        9,527        7,213
                           ---------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
                              33,205       28,902       30,821       27,474       43,690       31,387       33,734       34,183
Gain on sale of interest
 in joint venture                  0       (5,500)           0            0            0            0            0            0
                           ---------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
                              33,205       23,402       30,821       27,474       43,690       31,387       33,734       34,183
Earnings (losses)
 before income taxes           5,568       14,839       (4,105)      13,244      (17,632)      13,357       (6,465)      (4,518)
Income taxes (recovery)        1,392        4,155       (1,392)       3,707       (4,937)       3,741       (5,455)      (8,103)
Net earnings (losses)          4,176       10,684       (2,713)       9,537      (12,695)       9,616       (1,010)       3,585
                           ---------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
EARNINGS (LOSS) PER SHARE
Cdn GAAP - Basic - US $         0.15         0.38        (0.10)        0.34        (0.45)        0.34        (0.03)        0.13
Cdn GAAP - Diluted - US $       0.15         0.37        (0.10)        0.33        (0.45)        0.33        (0.03)        0.13
US GAAP - Basic - US $          0.15         0.38        (0.10)        0.34        (0.45)        0.34        (0.03)        0.13
US GAAP - Diluted - US $        0.15         0.37        (0.10)        0.33        (0.45)        0.33        (0.03)        0.13
                           ---------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
AVERAGE NUMBER OF SHARES OUTSTANDING
Cdn GAAP - Basic - US    $27,983,417   28,300,781   28,199,535   28,297,621   28,346,102   28,342,803   28,496,884   28,380,530
Cdn GAAP - Diluted - US  $28,675,701   28,879,770   27,304,725   28,716,590   28,346,102   28,763,582   28,496,884   28,565,564
US GAAP - Basic - US     $27,983,417   28,300,781   28,199,535   28,297,621   28,346,102   28,342,803   28,496,884   28,380,530
US GAAP - Diluted - US   $28,675,701   28,879,770   27,304,725   28,716,590   28,346,102   28,763,582   28,496,884   28,565,564
                         ===========   ==========   ==========   ==========   ==========   ==========   ==========   ==========

Note: In the 4th quarter of 2000, Canadian GAAP adopted the US GAAP definition of the diluted earnings per share retroactively.

Review of Operations

SALES

Intertape Polymer Group's consolidated sales decreased by 9.0% to $594.9 million for the year 2001. In the year 2000 sales had increased by 14.7% to $653.9 million and increased by 50.8% to $569.9 million for the year 1999. All sales are derived from packaging products made from various combinations of resins and papers which are then converted into high quality, value-added products. Products are made from somewhat the same extrusion processes and differ to some degree only in the final stages of manufacturing. Furthermore, most of the Company's products, while brought into the market through varying sales methods and channels, bear the same economic characteristics in all respects. The two basic methods of bringing products to market are either through selective distribution or by selling directly to end-users. In both cases, the Company's highly trained sales force works closely with either the distributors sales force or with the end-users.

Examples of products sold through distributors are Intertape(TM) brand pressure-sensitive carton sealing tapes which include hot-melt (introduced in 1981) acrylic (1995) and natural rubber adhesives (1998); water-activated carton sealing tape (1996); paper tapes (1997); duct tapes (1998); Exlfilm(R) brand shrink wrap (1992) and StretchFlex(R) brand stretch wrap (1996). Examples of products sold directly to end-users include a wide range of Nova-Thene(R) brand woven polyolefin products (1989); Intertape(TM) brand flexible intermediate bulk containers (FIBC) (1994), and electrical specialty tapes
(1997).

[GRAPH: SALES]

The following are the highlights of factors that contributed to changes in sales volume during 2001.

o In a majority of the Company's product lines, selling prices declined during the year. These changes in unit selling prices are mostly in relation to steadily declining raw material prices. Overall, selling prices declined by 2.2% or approximately $14.4 million from the 2000 selling price levels.

o The North American economy started to slow down during the last half of 2000 and continued to do so up to September 11, 2001. After the events of September, the economy slowed even more. While some of the strategically important product lines showed unit growth in spite of the economy, overall, unit growth declined by 6.8% or $44.6 million as compared to the year 2000. Significant contributions to the unit decline were:

    o The combined effect of a world-wide slowing economy, increasing domestic capacity in Asia and a strong US currency led the Company to the decision to withdraw from commodity export markets. This decision lowered sales by approximately $12.0 million.

    o The Company acquired the operating assets of Olympian Tape Sales, Inc. d/b/a United Tape Company (UTC) during the third quarter of 2000. As a result of this acquisition, the Company lost a major private label supply contract with a customer that had been a major competitor of UTC in the retail market. This resulted in a decline in sales of approximately $20.0 million.

    o During 2001, the strong US currency provided an opportunity for importers of flexible intermediate bulk containers (FIBC) to increase their share of the North American market. Sales from this product line decreased $7.8 million during 2001.

    o Sales volumes were impacted by substantial declines in the consumption of packaging materials used in certain industries including the textiles, furniture and appliance, electronics and computer, aviation and electrical industries.

The Company expects modest revenue growth during 2002 driven by new products and the implementation of our supply chain cost reduction programs. It is expected that increased economic activity in general will contribute to further growth during the balance of 2002.

GROSS PROFIT AND GROSS MARGIN

The Company's gross profit excluding non-recurring amounts decreased 22.3% during 2001 to $126.5 million. In the year 2000, the Company's gross profit excluding non-recurring amounts had increased 13.0% to $162.9 million in 2000; and in 1999, it had increased 35.8% from its 1998 level to $144.1 million. As a percentage of sales, gross margins excluding non-recurring amounts decreased to 21.3% in 2001 from 24.9% for 2000 and from 25.3% for 1999. Throughout this three-year period, the Company was able to maintain value-added percentages within less than 0.75%. Value-added is the difference between material costs and selling prices expressed as a percent of sales. Traditionally, the Company has been able to maintain an extremely narrow value-added window despite changes in raw material costs. This is one of the strengths of the Company.

For the year 2001, the following are highlights of key factors contributing to the decline in margins as compared to 2000:

o Value-added as a percent of sales did not materially change from 2000 to 2001. However, the decline in sales of $59.0 million brought about a decline in value-added dollars with a direct impact on gross profit of approximately $30.0 million between these years.

o Had the fiscal 2000 cost structures related to labour and manufacturing overhead remained at the same level for fiscal 2001, there would have been a further decline in gross profits of approximately $18.0 million. However, during the year Management took various actions to bring about cost reductions which resulted in cost savings being realized in the amount of approximately $18.7 million.

o Several non-recurring charges were incurred during 2001, including $3.2 million of finished goods inventory write downs, $2.3 million related to the cost of setting up the various regional distribution centers (RDC's), $1.2 million for severance payments and $1.0 million related to the write down of certain assets. These amounts totaling $7.7 million are included in cost of sales and reduced gross profit.

Even though the Company was able to maintain value-added as a percent of sales and was able to reduce its manufacturing costs, the effect of lower sales and the non-recurring costs of $7.7 million brought about a decline in gross margins excluding non-recurring amounts from 24.9% in 2000 to 21.3% in 2001.

For the year 2000, the following are highlights of contributing factors which lead to lower gross margins in that year:

o Lower selling prices particularly in stretch wrap and carton sealing tapes adversely affected gross margin.

o Gross profits were negatively impacted by further charges of a net amount of $9.5 million which were recorded during the fourth quarter of 2000. These charges consisted of additional account receivable and inventory reserves of $15.0 million less the impact of the reversal against earnings of $5.5 million of provisions which had been established in prior years related to environmental,

[GRAPH: GROSS PROFIT]

[GRAPH: GROSS MARGIN]

[GRAPH: SELLING, GENERAL & ADMINISTRATIVE]

[GRAPH: SELLING GENERAL & ADMINISTRATIVE]

transfer pricing and employee-related benefits. During the year ended December 2000, the Company completed its review of these provisions and decided to reduce them to more appropriate levels based on third party studies. As the Company has made a series of acquisitions over the past few years, Management contracted with a third party consultant to have an extensive review conducted of its major manufacturing equipment. The consultant's report supported the decision to standardize the useful lives of major equipment to twenty (20) years.

Based on information available at the current time, Management anticipates that both gross profits and gross margins should increase during 2002 due to the realization of new product sales. Management's expectations in this regard are based on the following assumptions being realized:

o Available economic data regarding raw material prices indicates that the cost of many of the Company's raw material components should increase sometime during 2002. Historically, the Company has been able to maintain value-added as a percent of sales which should put pressure on the packaging industry to increase unit selling prices as raw material costs increase. This should bring about an expansion in the Company's gross margins and profits.

o During 2001, the Company completed the implementation of its RDC strategy. The Company anticipates the RDC's will result in lower freight costs and will increase efficiencies through complete and on-time delivery of products to its customers.

o Based on current volume, the Company has more than 30% capacity available as a result of various programs completed during 2001 which expanded plant outputs. The incremental cost of additional volume beyond that of 2001 is mostly in raw materials, freight, and energy cost. Should sales volume increase, this will also contribute to improvements in both gross profits and margins.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

During 2001, the Company recorded $10.8 million of non-recurring charges in Selling, General and Administrative (SG&A) expenses. These charges are comprised of $7.0 million of additional reserves for bad debts related primarily to insufficient reserves related to the systems conversion of Central Products Company (CPC), $3.0 million worth of expense for severance payments was taken and a further amount of $0.8 million was related to the required reductions in the value of certain assets.

During 1999, there were several unusual non-recurring charges included as SG&A expenses. These charges were comprised of $8.5 million as a result of the MIS difficulties which contributed to increases in the allowance for doubtful accounts and a further $3.1 million related to several abandoned acquisitions as well as the final costs of relocating more than twenty-five key managers to the Company's new corporate office in Sarasota, Florida. For purposes of the graphs above and the following detailed explanations, these non-recurring expenses have been excluded.

SG&A expenses decreased by $2.6 million to an adjusted amount of $80.5 million for 2001; increased $9.4 million to $83.1 million for 2000 from $73.7 million excluding non-recurring items for 1999. As a percentage of sales, these expenses were 13.5%, 12.7% and 12.9% for the years 2001 to 1999 respectively.

The year 2000 results:

SG&A costs increased as a result of the acquisitions of UTC during 2000 and CPC during 1999. In both cases, the Company did not obtain the anticipated synergies due to the decision to not integrate these operations' systems until the Company's MIS systems were stabilized. CPC was integrated during April 2001 and UTC is not scheduled for integration before the second quarter of 2002.

RESEARCH AND DEVELOPMENT

Research and Development (R&D) remains an important function within the Company. Taken as a percentage of sales, R&D was 0.7%, 0.8% and 0.7% for the years 2001 to 1999 respectively. R&D continues to be focused on new products, new technology developments, new product processes and formulations. Fiscal 2002 will see a steady rollout of significant new products into the Company's markets.

OPERATING PROFIT

For purposes of this discussion, Operating Profit is defined as Gross Profit less SG&A expenses.

When adjusted for all of the above highlighted effects on sales, cost of sales and SG&A expenses incurred as a result of the MIS and plant integration difficulties for the years from 2001 to 1999, adjusted operating profits are $46.0 million (7.7%), $79.8 million (12.2%) and $70.4 million (12.4%) for the years 2001 to 1999 respectively. The decline in operating profits is as a result of several factors.

[GRAPH: RESEARCH AND DEVELOPMENT]

[GRAPH: OPERATING PROFIT]

[GRAPH: OPERATING MARGIN]

[GRAPH: EFFECTIVE INCOME TAX RATES]

For the year 2001:

The majority of the decline in operating profits was as a result of the effect of the decrease in value-added dollars although the decline was lessened by certain cost reduction programs both in manufacturing costs and SG&A expenses. However, overall, the Company was not able to sustain this decline in value-added dollars as the majority of its manufacturing costs and SG&A expenses are somewhat fixed.

For the years 2000 and 1999:

Acquisitions consummated in 1999 and 2000 have brought products into the Company which currently have gross margins below the Company's historic levels. Furthermore, Stretch-Flex(R) stretch wrap margins were and continue to be under intense pressure as a result of market conditions. MIS difficulties made certain synergistic cost reductions unattainable during both 1999 and 2000. Ongoing plant integration difficulties depressed both gross margins and operating profits even further.

FINANCIAL EXPENSES

Included in financial expenses for 2001 is a non-recurring $6.7 million charge consisting of the write-off of certain deferred costs related to the previous financing arrangements that were refinanced at the end of 2001, together with to the fees paid to both the Noteholders and the Banks in relation to the refinancing.

INCOME TAX

The Company's statutory income tax rate was approximately 43.0% for the period from 1999 to 2001. The impact of certain items for tax purposes discussed below and the amortization of that part of the goodwill which is non-deductible for income tax purposes will result in the Company's effective income tax rate exceeding its statutory tax rate. The Company's effective tax rate was impacted by two material events during recent years. First, the Company's foreign based income is taxed at rates which are significantly lower than the rates that would have applied on the income had it been earned in Canada. Secondly, the Company entered into a series of transactions that resulted in permanent differences greater than prior years. As such, pre-tax accounting income is less than $50.0 million, this will have the effect of reducing the effective tax rate lower than the expected percent.

At December 31, 2001, the Company had accumulated $31.3 million of Canadian operating loss carry-forwards expiring in 2007 and 2008 and $102.3 million of U.S. federal and state operating losses expiring in 2017 through 2020.

In assessing the valuation of future income tax assets, Management considers whether it is more likely than not that some portion or all of the future income tax assets will not be realized. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. The Company expects the future income tax assets, net of the valuation allowance at December 31, 2001, to be realized as a result of the reversal of existing taxable temporary differences.

As part of the above analysis, a $15.5 million valuation allowance was established during the year ended December 31, 2001.

NET EARNINGS - CANADIAN AND U.S. GAAP

For the purposes of the ten year graphical presentation, 1997 net earnings are based on the earnings that would have been recorded if a restructuring charge had not taken place in that year; 1999 net earnings are being presented before the above highlighted negative effects on sales, gross profit and SG&A as a result of the MIS and plant integration difficulties; 2000 net earnings are being presented before the final effect on gross profit; and 2001 net earnings have been presented before the effect of the non-recurring costs discussed in the above text. The Company's net earnings adjusted as per the above for the years 2001, 2000, and 1999 would have been $13.0 million, $42.9 million, and $39.2 million respectively. Canadian GAAP net earnings conform in all material respects to amounts that would have to be reported if the financial statements would have been prepared under U.S. GAAP.

EARNINGS PER SHARE - CANADIAN AND U.S. GAAP

Basic EPS adjusted for non-recurring costs decreased to $0.46 for the year 2001 as compared to $1.48 for 2000 and $1.39 in 1999. The weighted-average number of common shares outstanding for the purpose of the basic EPS calculation was 28.3 million shares for 2001, 28.3 million shares for 2000, and 27.7 million shares for 1999.

Liquidity and Capital Resources

CASH FLOW

Cash flow from operations before changes in non-cash working capital items decreased $44.0 million to $13.9 million for 2001, increased by $21.8 million to $57.9 million for 2000, and decreased $21.8 million to $36.1 million in 1999. The decrease for the year 2001 is directly related to the decline in sales which negatively impacted earnings. In spite of the shortfall in sales, the Company's management certain balance sheet items generated $34.2 million of additional cash flow from working capital during 2001, during the year 2000, working capital consumed $17.9 million of cash. This turnaround of $52.1 million in working capital contribution to cash flow is a direct result of the Company placing less emphasis on its acquisition strategy and more emphasis on the completion of integrating its acquired business processes.

[GRAPH: NT EARNINGS - CDN GAAP]

[GRAPH: EPS - BASIC CDN GAAP]

[GRAPH: CASH FLOW BEFORE FUNDING WORKING CAPITAL]

[GRAPH: CASH FLOW AFTER FUNDING WORKING CAPITAL]

Cash flow from investing activities was also significantly different in 2001 than in recent years. For 2001, the Company acquired net capital assets of $17.9 million and increased other assets by $8.6 million, for a total use of cash of $26.5 million. During 2000, $54.5 million of cash was used to acquire $43.9 million of net capital assets and in order to complete a small acquisition in the amount of $28.2 million; less funds provided by a reduction of $17.6 million in other assets. In 1999, cash flow was consumed in order to sustain investing activities. $175.9 million was used to complete acquisitions of $108.1 million, to increase capital assets in the amount of $57.2 million and to fund an increase in other assets of $10.5 million.

Cash flow from financing activities was also significantly different than that in previous years. 2001 was the first fiscal period since the Company embarked on its acquisition strategy in 1995 in which cash flow from operations was used to reduce debt. Short-term bank indebtedness was reduced by $12.9 million and $86.4 million was transferred to long-term debt as a result of the refinancing completed late in 2001. Long-term debt was reduced by $9.6 million. The Company issued $3.4 million of common shares related to the exercise of employees' stock options and the funding of the U.S. employee stock ownership and retirement savings plan. It also used $0.9 million to purchase and cancel common shares. There were no dividends paid during 2001. For the year 2000, the Company increased short-term bank indebtedness by $26.5 million, repaid $2.2 million in long-term debt and used $7.2 million to purchase common shares for cancellation and to pay dividends. For the year 1999, the Company increased long-term debt by $187.0 million in order to fund its investing activities, issued $78.6 million of common shares, used $60.8 million to reduce other long-term debt, used $5.5 million to purchase common shares for cancellation and to pay dividends and reduced bank indebtedness by $68.8 million.

Management is committed to further debt reductions. This will be accomplished by a combination of the 2002 common share issue which should generate approximately $47.4 million of net proceeds and will be used to reduce long-term debt; maintain a policy of limited investing in capital assets; and further reductions in working capital requirements.

CREDIT FACILITIES

The Company had various credit facilities that had expired during 2000 and that, throughout 2001, were renewed on a short-term basis subject to being refinanced. On December 20, 2001, the new financing was completed. The effect was a new short-term line of credit committed for three years in the amount of $50.0 million. $39.0 million of which was utilized as at the year-end. A first charge against trade receivables and inventories was granted to the banks to secure this new facility.

Even though 2001 was a year of challenges, the Company was able to generate positive cash flows both before and after funding of working capital needs. The effect of the issuance of common shares in 2002, the planned reduction in 2002 capital expenditures and cash from operations and management of financial items will further enhance the ability of the Company to reduce debt while meeting all its short and long term funding commitments.

LONG-TERM DEBT

As part of the new financing, the balance of the then short-term debt was cancelled and new facilities with two year and four year terms in the aggregate amount of $95.0 million were entered into. $86.4 million was drawn against these facilities as at December 31, 2001. A fixed charge against all assets and a second lien against receivables and inventory was granted to both the long-term bank debt and the Senior Noteholders. Interest rates applicable to the Senior Noteholders was increased by 225 basis points for the duration of their Notes.

[GRAPH: BANK DEBT]

[GRAPH: LONG-TERM DEBT]

[GRAPH: LONG-TERM DEBT -- PROFORMA FOR NEW FINANCING]

[GRAPH: CAPITAL STOCK]

[GRAPH: CAPITAL STOCK - PROFORMA OF MARCH 1, 2002 OFFERING]

[GRAPH: CAPITAL EXPENDITURES]

CAPITAL STOCK

From time to time in 2001, 2000, and 1999, various employees exercised stock options which contributed $1.1 million, $0.2 million, and $1.7 million during 2001, 2000, and 1999 respectively. Further, for the first time in 2001, $2.3 million worth of shares were issued in relation to funding the Company's U.S. employee stock ownership retirement savings plan.

As part of the financing of the purchase of certain assets of UTC during the third quarter of 2000, $4.0 million worth of shares were issued at a per share price of $15.9625.

During the first quarter of 1999, the Company issued 3,000,000 additional common shares at a price of CDN $40.25 per share (US $25.63 per share after issue costs) for a total cash infusion of US $76.9 million after issue costs. Proceeds were used to repay short-term and long-term debts.

During 1999, the Company announced that it had registered a Normal Course Issuer Bid (NCIB) in Canada. The NCIB was extended for one-year terms during 2000 and again during 2001. 128,100, 353,200 and 100,000 shares were purchased for cancellation during 2001, 2000 and 1999 respectively. This resulted in a reduction in the stated value of the Company's issued common shares in the amounts of $0.8 million, $2.4 million and $0.7 million for the years 2001, 2000 and 1999 respectively.

As part of the purchase price for the acquisition of CPC, the Company issued 300,000 share purchase warrants. These warrants expire on August 9, 2004, and permit the holder to purchase common shares of the Company at a price of $29.50 per share.

On March 1, 2002, the Company issued 5.1 million shares at a price of CDN $15.50 (US $9.71) per share under a "Bought Deal" as allowed under Canadian security laws for a cash infusion of $. Proceeds have been used primarily to reduce long-term debt.

CAPITAL EXPENDITURES

Total net capital expenditures were $17.9 million, $43.9 million, and $57.2 million for the years 2001 to 1999 respectively. There were a number of major projects either ongoing or completed during this period as described below:

o The expansion of our Truro, Nova Scotia, plant began in 1999 and was completed in 2001. This expansion added much needed capacity for production of both traditional and new woven products such as vinyl replacement products. As well, new printing capacity for woven products was brought on line in 2000.

o The installation of a 6th BOPP extrusion line was commercialized at the Company's Danville, Virginia, facility during 2000 and 2001. This enabled the Company to be completely self-sufficient in the production of film for pressure sensitive tapes for both hot-melt and acrylic based adhesives tapes.

o A 7th cast line for the production of Stretch Films was installed in the Danville, Virginia, location during 2000 to bring the Company's capacity in this product line to more than 100 million pounds.

o Other expenditures were made in order to lower manufacturing costs and improve output of tape production facilities in Columbia, South Carolina, Marysville, Michigan, and Richmond, Kentucky, primarily in the areas of finishing and packaging.

o Expenditures in the MIS area continued in 2001 as the Company completed the migration of most of its systems onto a new enterprise platform, which is essential to the "Basket-of-Products" programs. As well, the Company continued with the roll-out of Warehouse Management Systems (WMS). All of the Company's major manufacturing locations and RDC's will have a WMS by the end of 2002. During 2000, the Company also started to bring the entire payroll function in house. This was completed in the latter part of 2001.

Management is projecting that capital expenditures for the year 2002 should not exceed $16.0 million and will be funded from available cash generated by operations.

BUSINESS ACQUISITIONS

2001

There were no acquisitions in the year 2001. While acquisitions remain an important component of the strategy to provide the Company with new products and channels of distribution, there were no attractive opportunities presented to the Company during the year which met Management's criteria.

2000

On September 1, 2000, the Company completed the acquisition of UTC, a manufacturer and distributor of certain packaging products into the retail market. With this acquisition, the Company established a presence in the North American retail market. Prior to the acquisition, the Company was involved to a lesser degree in this channel of distribution. The UTC acquisition has accelerated the development of this important channel of distribution.

The purchase price was paid for with cash in the amount of $28.2 million and $4.0 million worth of common shares of Intertape stock. The purchase price allocation includes $20.4 million allocated to goodwill.

1999

On July 30 and August 9, 1999, respectively, the Company acquired from Spinnaker Industries, Inc. (Amex: SKK) substantially all the assets of SETco and all of the outstanding shares of Central Products Company, manufacturers of pressure-sensitive, water-activated and electrical tapes. The total cash consideration and transactions costs for these acquisitions was $108.1 million. In addition, the Company issued 300,000 share purchase warrants valued at $3.2 million to the seller of these companies. The purchase price allocations reflect $48.5 million allocated to goodwill.

[GRAPH: BOOK VALUE PER SHARE]

BOOK VALUE PER SHARE

The unadjusted book value per share for the years ended 2001, 2000, and 1999 are $10.32, $10.98, and $9.97 respectively.

DIVIDEND ON COMMON SHARES

There were no dividends declared during 2001.

On May 15, 2000, the Company declared an annual dividend of $0.106 per share (CDN $0.16) to shareholders of record as of May 30, 2000. The dividend was paid on June 8, 2000, and amounted to approximately $3.0 million.

On March 9, 1999, the Company declared an annual dividend of $0.106 per share (CDN $0.16) to shareholders of record as of March 19, 1999. The dividend was paid on April 5, 1999, and amounted to approximately $3.0 million.

NEW ACCOUNTING REPORTING STANDARDS

Over the past several months, the Financial Accounting Standards Board approved the issuance of SFAS No. 141, "Business Combinations", and SFAS 142, "Goodwill and Other Intangible Assets". The new standards require that all business acquisitions initiated after June 30, 2001, must be accounted for under the purchase method. In addition, all intangible assets acquired that are obtained through contractual or legal right, or are capable of being separately sold, transferred, licensed, rented, or exchanged shall be recognized as an asset apart from goodwill. Goodwill and intangibles with indefinite lives will no longer be subject to amortization, but will be subject to at least an annual assessment for impairment by applying a fair value based test.

The Company continued to amortize goodwill under its current method until January 1, 2002. The Company will begin applying SFAS 142 beginning in the first quarter of 2002. Application of the non-amortization provisions of SFAS 142 is expected to result in an increase in net income of approximately $7.1 million in 2002. The Company will test for goodwill impairment using the two-step process prescribed in SFAS 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The Company expects to perform the first test of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002, in the first quarter of 2002. Any impairment charge resulting from these transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle in the first quarter of 2002. The Company has been able to determine the effect of these tests; and does not anticipate that there will be any material effect on the earnings and financial position of the Company for 2002.

To the Shareholders of Intertape Polymer Group Inc.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements of Intertape Polymer Group Inc. and the other financial information included in this annual report are the responsibility of the Company's Management and have been examined and approved by its Board of Directors. These consolidated financial statements have been prepared by Management in accordance with Canadian generally accepted accounting principles and include some amounts that are based on Management's best estimates and judgements. The selection of accounting principles and methods is Management's responsibility.

The Company maintains internal control systems designed to ensure that the financial information produced is relevant and reliable.

Management recognizes its responsibility for conducting the Company's affairs in a manner to comply with the requirements of applicable laws and established financial standards and principles, and for maintaining proper standards of conduct in its activities.

The Board of Directors assigns its responsibility for the financial statements and other financial information to the audit committee, the majority of whom are non-management directors.

The audit committee's role is to examine the financial statements and annual report and recommend that the Board of Directors approve them, to examine the internal control and information protection systems and all other matters relating to the Company's accounting and finances. In order to do so, the audit committee meets periodically with external auditors, to review their audit plans and discuss the results of their examination. This committee is responsible for recommending the appointment of the external auditors or the renewal of their engagement.

The Company's external auditors, Raymond Chabot Grant Thornton, appointed by the shareholders at the Annual and Special Meeting, have audited the Company's financial statements and their report indicating the scope of their audit and their opinion on the financial statements follows.

Sarasota, Florida and Montreal, Canada
March 8, 2002

   /s/ Melbourne F. Yull
-------------------------------
Melbourne F. Yull
Chairman and Chief Executive Officer

   /s/ Andrew M. Archibald
-------------------------------
Andrew M. Archibald
Chief Financial Officer, Secretary, Treasurer
Vice President, Administration

AUDITOR'S REPORT

We have audited the consolidated balance sheets of Intertape Polymer Group Inc. as at December 31, 2001 and 2000, and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001, in accordance with Canadian generally accepted accounting principles.

   /s/ Raymond Chabot Grant Thornton
--------------------------------------------
General Partnership
Chartered Accountants

Montreal
March 8, 2002

Consolidated Earnings

(In thousands of US dollars, except per share amounts)

YEARS ENDED DECEMBER 31,                                  2001        2000       1999
------------------------                               ---------   ---------  ---------
Sales                                                  $ 594,905   $ 653,915  $ 569,947
Cost of sales (Note 4)                                   476,089     500,547    445,322
                                                       ---------   ---------  ---------
GROSS PROFIT                                             118,816     153,368    124,625
Selling, general and administrative expenses (Note 4)     91,343      83,092     85,330
Amortization of goodwill                                   7,014       6,540      5,451
Research and development                                   4,182       5,109      3,901
Financial expenses (Note 5)                               38,911      27,205     22,149
Gain on sale of interest in joint venture (Note 4)                    (5,500)
                                                       ---------   ---------  ---------
                                                         141,450     116,446    116,831
                                                       ---------   ---------  ---------
Earnings (loss) before income taxes                      (22,634)     36,922      7,794
Income taxes (Note 6)                                    (10,392)      3,500       (304)
                                                       ---------   ---------  ---------
Net earnings (loss)                                    $ (12,242)  $  33,422  $   8,098
                                                       ---------   ---------  ---------
EARNINGS (LOSS) PER SHARE (NOTE 7)
Basic                                                  $   (0.43)  $    1.18  $    0.29
                                                       ---------   ---------  ---------
Diluted                                                $   (0.43)  $    1.16  $    0.29
                                                       =========   =========  =========

Consolidated Retained Earnings

(In thousands of US dollars)

Years Ended December 31,                                  2001       2000        1999
                                                       ---------   ---------  ---------
Balance, beginning of year                             $ 116,966   $  88,422  $  85,184
Net earnings (loss)                                      (12,242)     33,422      8,098
                                                       ---------   ---------  ---------
                                                         104,724     121,844     93,282
Dividends                                                              3,006      2,993
Premium on purchase for cancellation of common shares        157       1,872      1,867
                                                       ---------   ---------  ---------
                                                             157       4,878      4,860
Balance, end of year                                   $ 104,567   $ 116,966  $  88,422
                                                       =========   =========  =========

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Cash Flows

(In thousands of US dollars)


YEARS ENDED DECEMBER 31,                               2001         2000       1999
                                                    ---------    ---------   ---------
OPERATING ACTIVITIES
Net earnings (loss)                                 $ (12,242)   $  33,422   $   8,098
Non-cash items
 Depreciation and amortization                         33,831       27,934      31,229
 Future income taxes                                   (9,165)         482      (3,197)
 Write-off of debt issue expenses                       2,165
 Write-off of capital assets                                         1,594
 Other non-cash items (Note 15)                          (715)      (5,500)
Cash from operations before changes
 in non-cash working capital items                  $  13,874    $  57,932   $  36,130
                                                    ---------    ---------   ---------
Changes in non-cash working capital items
 Trade receivables                                     10,337       (6,897)      2,274
 Other receivables                                     (1,287)       3,003      (5,595)
 Inventories                                           17,690        3,318      (4,393)
 Parts and supplies                                    (1,626)         175      (1,692)
 Prepaid expenses                                      (3,341)      (1,809)     (2,123)
 Accounts payable and accrued liabilities              12,431      (15,697)     21,903
                                                    ---------    ---------   ---------
                                                       34,204      (17,907)     10,374
Cash flows from operating activities                $  48,078    $  40,025   $  46,504
                                                    ---------    ---------   ---------
INVESTING ACTIVITIES

Acquisitions of businesses (Note 8)                                (28,195)   (108,172)
Capital assets, net of investment tax credits         (25,942)     (48,142)    (57,154)
Proceeds on sale of capital assets                      8,000        4,239
Other assets                                           (8,592)      17,637     (10,577)
Cash flows from investing activities                $ (26,534)   $ (54,461)  $(175,903)
                                                    ---------    ---------   ---------
FINANCING ACTIVITIES
Net change in bank indebtedness                       (99,261)      26,468     (68,835)
Issue of long-term debt                                86,400                  187,000
Repayment of long-term debt                            (9,634)      (2,249)    (60,767)
Issue of common shares                                  3,379          176      78,583
Common shares purchased for cancellation                 (922)      (4,194)     (2,542)
Dividends paid                                                      (3,006)     (2,993)
Cash flows from financing activities                $ (20,038)   $  17,195   $ 130,446
                                                    ---------    ---------   ---------
NET INCREASE IN CASH POSITION                           1,506        2,759       1,047
Effect of foreign currency translation adjustments     (1,506)      (2,759)     (1,047)
Cash position, beginning and end of year            $      --    $      --   $      --
                                                    ---------    ---------   ---------
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION
Interest paid                                       $  32,791    $  29,319   $  22,065
Income taxes paid                                   $   1,234    $   3,118   $   3,153
                                                    =========    =========   =========

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets
(In thousands of US dollars)

DECEMBER 31,                                                  2001      2000
                                                            --------  --------
ASSETS
Current assets
 Trade receivables (net of allowance for doubtful accounts
   of $6,670; $10,300 in 2000)                              $ 86,529  $ 97,478
 Other receivables (Note 9)                                   13,654    11,659
 Inventories (Note 10)                                        70,688    89,264
 Parts and supplies                                           11,592    10,069
 Prepaid expenses                                              9,450     6,114
 Future income tax assets (Note 6)                             4,025    10,810
                                                            --------  --------
                                                             195,938   225,394
Capital assets (Note 11)                                     366,567   374,753
Other assets (Note 12)                                        11,680    10,636
Goodwill, at amortized cost                                  227,804   234,257
                                                            --------  --------
                                                             801,989   845,040
                                                            ========  ========
LIABILITIES
Current liabilities
 Bank indebtedness (Note 13)                                  28,046   127,333
 Accounts payable and accrued liabilities                     91,507    79,811
 Instalments on long-term debt                                 8,310     9,532
                                                            --------  --------
                                                             127,863   216,676
Future income taxes (Note 6)                                  21,588    37,538
Long-term debt (Note 14)                                     354,663   276,684
Other liabilities (Note 15)                                    3,785     4,500
                                                            --------  --------
                                                             507,899   535,398

SHAREHOLDERS' EQUITY
Capital stock and share purchase warrants (Note 16)          189,496   186,908
Retained earnings                                            104,567   116,966
Accumulated foreign currency translation adjustments              27     5,768
                                                            --------  --------
                                                             294,090   309,642
                                                            $801,989  $845,040
                                                            ========  ========

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board,


     /s/ Ben J. Davenport, Jr.            /s/ Gordon R. Cunningham
     ----------------------------         ----------------------------
     Ben J. Davenport, Jr.,               Gordon R. Cunningham,
     (signed) Director                    (signed) Director

Notes to Consolidated Financial Statements
December 31,

(In US dollars; tabular amounts in thousands, except per share amounts)

1 - GOVERNING STATUTES

The Company, incorporated under the Canada Business Corporations Act, is based in Montreal, Canada and Sarasota, Florida.

The common shares of the Company are listed on the New York Stock Exchange in the United States of America ("United States") and on The Toronto Stock Exchange in Canada.

2 - ACCOUNTING POLICIES

The consolidated financial statements are expressed in US dollars and were prepared in accordance with Canadian generally accepted accounting principles, which, in certain respects, differ from the accounting principles generally accepted in the United States, as shown in Note 21.

ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires Management to make estimates and assumptions that affect the recorded amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany accounts and transactions have been eliminated. Investments in joint ventures have been proportionately consolidated based on the Company's ownership interest.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of trade receivables, other receivables, bank indebtedness as well as accounts payable and accrued liabilities is equivalent to carrying amounts, given the short maturity period of such financial instruments.

The fair value of receivables from joint ventures approximates the carrying amounts reported in the consolidated balance sheets.

The fair value of long-term debt was established as described in Note 14.

FOREIGN CURRENCY TRANSLATION

Reporting currency

The accounts of the Company's operations having a functional currency other than the US dollar have been translated into the reporting currency using the current rate method as follows: assets and liabilities have been translated at the exchange rate in effect at year-end and revenues and expenses have been translated at the average rate during the year. All translation gains or losses of the Company's net equity investments in these operations have been included in the accumulated foreign currency translation adjustments account in shareholders' equity. Changes in this account for all periods presented result solely from the application of this translation method.

Foreign currency translation

Transactions denominated in currencies other than the functional currency have been translated into the functional currency as follows: monetary assets and liabilities have been translated at the exchange rate in effect at the end of each year and revenue and expenses have been translated at the average exchange rate for each year, except for depreciation and amortization which are translated at the historical rate; non-monetary assets and liabilities have been translated at the rates prevailing at the transaction dates. Exchange gains and losses arising from such transactions are included in earnings.

CASH AND CASH EQUIVALENTS

The Company's policy is to present cash and temporary investments having a term of three months or less with cash and cash equivalents.

INVENTORIES AND PARTS AND SUPPLIES VALUATION

Raw materials are valued at the lower of cost and replacement cost. Work in process and finished goods are valued at the lower of cost and net realizable value. Cost is principally determined by the first in, first out method. The cost of work in process and finished goods includes the cost of raw materials, direct labour and manufacturing overhead.

Parts and supplies are valued at the lower of cost and replacement cost.

CAPITAL ASSETS

Capital assets are stated at cost less applicable investment tax credits and government grants earned and are depreciated over their estimated useful lives principally as follows:

                                                                                                     Rates and
                                                                                     Methods           periods
                                                                               -------------    --------------
Buildings                                                                        Diminishing
                                                                                     balance            5%
                                                                                          or
                                                                               straight-line    15 to 40 years
Buildings under capital leases                                                 Straight-line          20 years
Manufacturing equipment                                                        Straight-line       20 years(i)
Furniture, office and computer equipment, software and other                     Diminishing
                                                                                     balance               20%
                                                                                          or
                                                                               straight-line           7 years
                                                                               -------------    --------------

(i) In 2000, as a result of an extensive review of the useful lives of the Company's principal manufacturing equipment, Management decided to extend to 20 years the estimated useful lives of all manufacturing equipment. Prior to such revision, these assets were depreciated over periods of 12 to 20 years. This change in estimated useful life was applied prospectively commencing January 1, 2000 and has resulted in a decrease in depreciation expense and a corresponding increase in earnings before income taxes, net earnings, basic earnings per share and diluted earnings per share of approximately $11.6 million, $7.3 million, $0.26 and $0.25 respectively for the year ended December 31, 2000.

The Company follows the policy of capitalizing interest during the construction and preproduction periods as part of the cost of significant capital assets. Normal repairs and maintenance are expensed as incurred. Expenditures which materially increase values, change capacities or extend useful lives are capitalized. Depreciation is not charged on new capital assets until they become operative.

DEFERRED CHARGES

Debt issue expenses are deferred and amortized on a straight-line basis over the term of the related obligation. Other deferred charges are amortized on a straight-line basis over a five-year period.

GOODWILL

Goodwill represents the excess of the purchase price and related costs over the value assigned to the net tangible assets of investments in subsidiaries and joint ventures at the dates of acquisition. Goodwill is being amortized on a straight-line basis over periods ranging from 20 to 40 years, the estimated life of the underlying benefit. The value of goodwill is regularly evaluated by reviewing the returns of the related business, taking into account the risk associated with the investment. Any permanent impairment in the amortized value of goodwill would be written off against earnings.

ENVIRONMENTAL COSTS

The Company expenses, on a current basis, recurring costs associated with managing hazardous substances and pollution in ongoing operations. The Company also accrues for costs associated with the remediation of environmental pollution when it becomes probable that a liability has been incurred and its share of the amount can be reasonably estimated.

PENSION PLANS AND OTHER RETIREMENT BENEFITS

The Company has defined benefit and defined contribution pension plans and other retirement benefit plans for its Canadian and American employees.

In the year ended December 31, 2000, the Company adopted, without restating prior period financial statements, the new recommendations of the Canadian Institute of Chartered Accountants (CICA) with respect to accounting for the cost of pension benefits and other employee future benefits. The new recommendations require that the discount rate used to value pension obligations and current costs be changed from an estimated long-term rate to a market interest rate. The adoption of these new recommendations has not resulted in a significant impact to the current or prior year's financial statements.

The following policies are used with respect to the accounting for the defined benefit and other retirement benefit plans:

-- The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and is charged to earnings as services are provided by the employees. The calculations take into account Management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees, participants' mortality rates and expected health care costs;

-- For the purpose of calculating the expected return on plan assets, those assets are valued at the market-related value for certain plans and, for other plans, at fair value;

-- Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment;

-- The excess of the net actuarial gains (losses) over 10% of the greater of the benefit obligation and the market-related value or the fair value of plan assets is amortized over the average remaining service period of active employees.

INCOME TAXES

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values and tax values of assets and liabilities, using substantially enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

STOCK OPTIONS

The Company has granted stock options as described in Note 16. No compensation expense is recognized when stock options are granted. Any consideration paid by employees on exercise of stock options is credited to capital stock.

REVENUE RECOGNITION

Revenue is recorded when products are shipped to customers.

EARNINGS PER SHARE

In the year ended December 31, 2000, the Company adopted, on a retroactive basis, the new recommendations of the CICA with respect to Section 3500, Earnings Per Share. Under the new recommendations, the treasury stock method is used, instead of the current imputed earnings approach, for determining the dilutive effect of warrants and options. Previously reported diluted earnings per share amounts have been recalculated in accordance with the new requirements. This change in accounting policy has not resulted in differences in previously reported diluted earnings per share and has not impacted the establishment of the current year's diluted earnings per share.

Basic earnings per share are calculated using the weighted average number of common shares outstanding during the year.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2001, the CICA issued Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, effective for fiscal years beginning on or after January 1, 2002. This standard establishes, among other things, financial accounting and reporting standards for stock-based employee compensation plans. It defines a fair value method of accounting for employee stock options and encourages entities to adopt that method of accounting for its stock-based compensation plans. Under this method, compensation cost would be measured at the grant date based on the fair value of the award and would be recognized over the related service period. An entity that does not adopt the fair value method of accounting will be required to include in its financial statements pro forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied. In adopting this new standard in 2002, the Company plans to adopt the latter alternative treatment. It does not expect adoption of the standard to have a material effect on the Company's financial position or results of operations. Under US GAAP, the Company already follows a similar method and presents similar pro forma disclosures.

In 2001, the CICA approved new standards modifying the method of accounting for business combinations entered into after June 30, 2001 and dealing with the accounting for goodwill and other intangible assets. The new standard on goodwill and other intangible assets should be applied for fiscal years beginning on or after January 1, 2002. When these recommendations are adopted, the Company will no longer amortize its goodwill but will however evaluate goodwill for impairment annually. The Company will also be required to perform a transitional goodwill impairment test as at January 1, 2002.

The transitional goodwill impairment test has to be completed by the end of the current fiscal year. Any impairment loss recognized as a result of the transitional goodwill impairment test would be recognized as the effect of a change in accounting policy and charged to opening retained earnings for the fiscal year ending December 31, 2002. The effect of implementation will be a reduction of amortization of goodwill of approximately $7.1 million during fiscal year 2002. Management does not anticipate any adjustments for impairment of goodwill as a result of the change in accounting policy. These standards are equivalent to the US standards.

3 - JOINT VENTURES

The Company's pro rata share of its joint ventures' operations included in the consolidated financial statements is summarized as follows:

                                             2001          2000          1999
                                           --------      --------      --------
Earnings
   Sales                                   $  3,572      $  2,671      $  4,467
   Gross profit                                 664           383         1,010
   Financial expenses (income)                   (7)         (320)          882
   Net earnings (loss)                          110           136          (767)
Cash flows
   From operating activities                  1,342           643        (1,331)
   From investing activities                     86        (2,232)        2,343
   From financing activities                   (956)          512         2,566
Balance sheets
 Assets
   Current assets                             1,307         1,483         3,091
   Long-term assets                           6,122         7,119        11,243
Liabilities
   Current liabilities                        2,925         2,885        10,817
   Long-term debt                               667         1,862         3,187
                                           ========      ========      ========

During the year ended December 31, 2001, the Company had no sales to its joint ventures ($2,790,000 in 2000 and $7,716,000 in 1999). Also, the Company had no interest income from a joint venture for the year ended December 31, 2001 ($58,000 in 2000 and $1,494,000 in 1999).

4 - INTEGRATION AND TRANSITION, ASSET WRITE-DOWNS AND OTHER NON-RECURRING ITEMS

For the year ended December 31, 2001, the Company recorded asset write-downs and non-recurring costs as a result of recent integrations, the startup of its Regional Distribution Centers, workforce reductions and debt refinancing. Cost of sales includes $7.7 million, selling, general and administrative expenses include $10.8 million and financial expenses include $6.7 million of such costs.

During the year ended December 31, 2000, the Company realized a gain of $5.5 million on the sale of its interest in a joint venture.

For the year ended December 31, 1999, the Company incurred substantial integration and transition, asset write-downs and other non-recurring costs as a result of recent business acquisitions and the implementation of a major enterprise-wide Management Information System. Cost of sales includes $19.5 million and selling, general and administrative expenses include $11.6 million of such costs.

5 - INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENTS OF EARNINGS

                                                                    2001       2000        1999
                                                                  -------     -------    --------
Depreciation of capital assets                                    $24,977     $20,334     $25,077
                                                                  -------     -------     -------
Amortization of debt issue expenses and other deferred charges      1,840       1,060         701
                                                                  =======     =======     =======
Financial expenses
   Interest on long-term debt                                      22,029      20,812      17,924
   Interest on credit facilities                                   11,064       8,747       6,519
   Refinancing costs                                                6,700
   Interest income, exchange gain and other                            18      (1,116)     (1,154)
   Interest capitalized to capital assets                            (900)     (1,238)     (1,140)
                                                                  -------     -------     -------
                                                                   38,911      27,205      22,149
                                                                  =======     =======     =======

6 - INCOME TAXES

The provision for income taxes consists of the following:

                                                 2001        2000        1999
                                               --------    --------    --------
Current                                        $ (1,227)   $  3,018    $  2,893
Future                                           (9,165)        482      (3,197)
                                               --------    --------    --------
                                                (10,392)      3,500        (304)
                                               ========    ========    ========

The reconciliation of the combined federal and provincial statutory income tax rate to the Company's effective tax rate is detailed as follows:


                                                                   2001     2000     1999
                                                                  ------   ------   ------
Combined federal and provincial income tax rate                    42.7%    43.1%    42.7%
Manufacturing and processing                                       (8.6)     2.2     14.0
Foreign losses recovered (foreign income taxed) at lower rates     (6.4)    (5.1)     0.3
Impact of other differences                                        86.7    (30.7)   (60.9)
Change in valuation allowance                                     (68.5)
                                                                  ------   ------   ------
Effective income tax rate                                          45.9      9.5     (3.9)
                                                                  ======   ======   ======


The net future income tax liabilities are detailed as follows:

                                                2001        2000
                                              --------    --------
Future income tax assets
   Accounts payable and accrued liabilities   $  2,257    $  4,131
   Tax credits and loss carry-forwards          55,397      17,843
   Trade and other receivables                   2,318       5,561
   Inventories                                     296       1,761
   Valuation allowance                         (15,498)
                                              --------    --------
                                                44,770      29,296
                                              ========    ========
Future income tax liabilities
   Capital assets                               62,333      54,613
   Other                                            --       1,411
                                              --------    --------
                                                62,333      56,024
                                              --------    --------
Net future income tax liabilities               17,563      26,728
Net current future income tax assets             4,025      10,810
                                              --------    --------
Net long-term future income tax liabilities     21,588      37,538
                                              ========    ========

At December 31, 2001, the Company has $31.3 million of Canadian operating loss carry-forwards expiring in 2007 and 2008 and $102.3 million of US federal and state operating losses expiring 2017 through 2020.

In assessing the realizability of future income tax assets, Management considers whether it is more likely than not that some portion or all of the future income tax assets will not be realized. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The Company expects the future income tax assets, net of the valuation allowance, at December 31, 2001 to be realized as a result of the reversal of existing taxable temporary differences.

As part of the above analysis, a $15.5 million valuation allowance was established during the year ended December 31, 2001.

7 - EARNINGS (LOSS) PER SHARE

The following table provides a reconciliation between basic and diluted earnings
(loss) per share:

                                                                   2001            2000           1999
                                                               ------------    ------------   ------------
Net earnings (loss)                                            $    (12,242)   $     33,422   $      8,098
Weighted average number of common shares outstanding             28,265,708      28,328,114     27,679,385
Effect of dilutive stock options and warrants(i)                                    387,738        915,423
                                                                 ----------      ----------     ----------
Weighted average number of diluted common shares outstanding     28,265,708      28,715,852     28,594,808
                                                                 ----------      ----------     ----------
Basic earnings (loss) per share                                       (0.43)           1.18           0.29
Diluted earnings (loss) per share                                     (0.43)           1.16           0.29
                                                                 ==========      ==========     ==========

(i) Diluted earnings (loss) per share is calculated by adjusting outstanding shares, assuming any dilutive effects of stock options and warrants. For the year ended December 31, 2001, the effect of the stock options and warrants numbering 269,707 were not included as the effect would be anti-dilutive.

8 - ACQUISITIONS OF BUSINESSES

Business acquisitions have been accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the assets and liabilities based on their estimated fair value as of the acquisition date.

The operating results of the acquired businesses have been included in the consolidated financial statements from the effective dates of acquisition.

A)  YEAR ENDED DECEMBER 31, 2000

    Effective as of September 1, 2000, the Company acquired certain assets of Olympian Tape Sales, Inc. d/b/a United Tape Company ("UTC"). UTC was a manufacturer and distributor of certain packaging products into the retail market. UTC was a long-term customer of one particular product line of IPG.

    The purchase price was paid for in both cash in the amount of $28.2 million and $4.0 million worth of common shares of Intertape stock from treasury.

B)  YEAR ENDED DECEMBER 31, 1999

    On July 30, 1999 and August 9, 1999 respectively, the Company purchased certain assets of Spinnaker Electrical Tape Company (SETco) and 100% of the outstanding shares of Central Products Company (CPC), manufacturers of pressure-sensitive, water-activated and electrical tapes.

    The total cash consideration and estimated transaction costs for the acquisitions were approximately $108.1 million. In addition, the Company issued share purchase warrants valued at $3.2 million to the former owners.

                                        2000         1999
                                      ---------    ---------
Current assets                        $  14,383    $  26,523
Capital assets                            1,316       66,541
Goodwill and other assets                20,963       49,763
                                      ---------    ---------
                                         36,662      142,827
Current liabilities assumed              (4,467)     (23,250)
Net future income tax liabilities                     (8,255)
                                      ---------    ---------
Net assets purchased                     32,195      111,322
                                      =========    =========
Consideration
   Cash                                  28,195      108,172
   Issue of common shares                 4,000
   Issue of share purchase warrants                    3,150
                                      ---------    ---------
                                         32,195      111,322
                                      =========    =========

9 - OTHER RECEIVABLES

                                                   2001      2000
                                                  -------   -------
Rebates receivable                                $ 3,088   $ 5,734
Income and other taxes                              4,903     1,046
Sales taxes                                           745     1,051
Other                                               4,918     3,828
                                                  -------   -------
                                                   13,654    11,659
                                                  =======   =======

10 - INVENTORIES

                                                   2001      2000
                                                  -------   -------
Raw materials                                     $15,520   $23,198
Work in process                                    11,815    14,483
Finished goods                                     43,353    51,583
                                                  -------   -------
                                                   70,688    89,264
                                                  =======   =======

11 - CAPITAL ASSETS

                                                                             2001
                                                               -----------------------------------
                                                                          Accumulated
                                                                 Cost     amortization       Net
                                                               --------   -------------   --------
Land                                                           $  3,317     $             $  3,317
Buildings and related capital leases                             59,425       15,241        44,184
Manufacturing equipment                                         370,195      101,609       268,586
Furniture, office and computer equipment, software and other     30,969       15,279        15,690
Manufacturing equipment under construction and
 software projects under development                             34,790                     34,790
                                                               --------     --------      --------
                                                                498,696      132,129       366,567
                                                               ========     ========      ========

                                                                             2000
                                                               -----------------------------------
                                                                          Accumulated
                                                                 Cost     amortization       Net
                                                               --------   -------------   --------
Land                                                           $  3,329     $             $  3,329
Buildings and related capital leases                             57,024       10,573        46,451
Manufacturing equipment                                         359,883       88,540       271,343
Furniture, office and computer equipment, software and other     33,629        7,351        26,278
Manufacturing equipment under construction and
 software projects under development                             27,352                     27,352
                                                               --------     --------      --------
                                                                481,217      106,464       374,753
                                                               ========     ========      ========

12 - OTHER ASSETS

                                                                            2001     2000
                                                                          -------   -------
Debt issue expenses and other deferred charges, at amortized cost         $ 8,879   $ 5,773
Loans to officers and directors, including loans regarding the exercise
 of stock options, without interest, various repayment terms                1,059     1,675
Receivables from joint ventures                                                         648
Other receivables                                                             430        65
Other, at cost                                                              1,312     2,475
                                                                          -------   -------
                                                                           11,680    10,636
                                                                          =======   =======

13 - BANK INDEBTEDNESS AND CREDIT FACILITIES

In December 2001, the Company completed a refinancing agreement which provides revolving credit facilities of up to US$145.0 million (short-term US$50.0 million, long-term US$35.0 million and US$60.0 million - see Note 14). The credit facilities are secured by certain assets of the Company and contain certain financial covenants, including limitations on debt as a percentage of tangible net worth, maintenance of tangible net worth above predefined levels and fixed charge coverage ratios.

The bank indebtedness consists of the utilized portion of the short-term revolving bank credit facilities and cheques issued which have not been drawn from the facilities and is reduced by any cash and cash equivalent balances.

As at December 31, 2001, the Company had:

-- Bank loans under a US$50.0 million revolving credit facility (Facility A), extendible annually at the option of the lenders, converting to a two-year term loan if not extended by the lenders. The loan is secured by a first ranking charge on the Company's accounts receivable and inventories. The loan bears interest at various interest rates including US prime rate plus a premium varying between 0 and 275 basis points and LIBOR plus a premium varying between 75 and 350 basis points. As at December 31, 2001, the effective rate was approximately 7.95% and US$39.0 million was utilized.

    An amount of $5.5 million of this credit facility is used for letters of credit.

As at December 31, 2000, the Company had:

-- A senior unsecured bank loan under a US$80.0 million revolving credit facility which matured June 30, 2001. This loan bears interest at US prime rate plus a premium bearing between 0 and 125 basis points or at LIBOR plus a premium varying between 40 and 225 basis points. As at December 31, 2000, the effective rate was approximately 7.4% and the facility was fully utilized;

-- A senior unsecured bank loan under a US$50.0 million revolving credit facility which matured June 30, 2001. This loan bears interest at US prime rate or at LIBOR plus a premium varying between 125 and 150 basis points. As at December 31, 2000, the effective interest rate was approximately 8.7% and US$40.0 million was utilized;

-- A senior unsecured bank loan under a US$15.0 million revolving credit facility which matured June 30, 2001. This loans bears interest at US prime rate. As at December 31, 2000, the effective rate was approximately 9.5% and US$14.8 million was utilized;

-- A senior unsecured US$10.0 million demand bank loan, bearing interest at US prime rate. As at December 31, 2000, the effective interest rate was approximately 9.5% and US$7.7 million was utilized;

-- A senior unsecured CAN$5.0 million demand bank loan, bearing interest at Canadian prime rate. As at December 31, 2000, the effective rate was approximately 7.5% and CAN$2.6 million was utilized.

14 - LONG-TERM DEBT

Long-term debt consists of the following:

                                                    2001          2000
                                                  --------      --------
a) US$137,000,000 Series A and B Senior Notes     $137,000(i)   $137,000
b) US$137,000,000 Senior Notes                     137,000(i)    137,000
c) US$8,000,000 Series 3 Notes                                     8,000
d) Bank loans under revolving credit facilities     86,400
e) Other debt                                        2,573         4,216
                                                  --------      --------
                                                   362,973       286,216
Less
   Current portion of long-term debt                 8,310         9,532
                                                  --------      --------
                                                   354,663       276,684
                                                  ========      ========

(i) In December 2001, the senior note agreements for the US$137.0 million Series A and B Senior Notes and the US$137.0 million Senior Notes were amended resulting in the notes being secured by a first ranking charge on all of the tangible and intangible assets of the Company and a second ranking charge on the accounts receivable and inventories and an increase in the interest rates. The Senior Notes contain the same financial covenants as the credit facilities.

      A) SERIES A AND B SENIOR NOTES

         Senior Notes bearing interest at an average rate of 10.03% (7.8% in 2000) payable semi-annually.The Series A US$25.0 million Notes mature on May 31, 2005. The Series B US$112.0 million Notes are repayable in semi-annual instalments of $13,440,000 starting in November 2005 and mature on May 31, 2009.

      B) SENIOR NOTES

         Senior Notes bearing interest at 9.07% (6.82% in 2000) payable semi-annually, repayable in semi-annual instalments of $16,500,000 starting in September 2004 and maturing on March 31, 2008.

      C) SERIES 3 NOTES

         Senior unsecured Notes, bearing interest at a rate of 8.08%, payable semi-annually. These notes matured on June 1, 2001.

      D) BANK LOANS UNDER REVOLVING CREDIT FACILITIES

         Revolving reducing facility (Facility B) in the amount of up to US$35.0 million, reducing by US$3.5 million on the last day of each quarter beginning September 30, 2002, maturing on December 31, 2003, secured by a first ranking charge on all of the tangible and intangible assets of the Company and a second ranking charge on the accounts receivable and inventories. This loan bears interest at various rates including US prime rate plus a premium varying between 75 and 320 basis points and LIBOR plus a premium varying between 150 and 395 basis points. As at December 31, 2001, the effective interest rate was approximately 7.95% and US$26.4 million was utilized.

         Revolving reducing term loan (Facility C) in the amount of up to US$60.0 million, reducing by US$5.0 million on the last day of each quarter beginning the earlier of March 31, 2004 or the last day of the quarter following the repayment of Facility B, maturing on December 31, 2005, secured by a first ranking charge on all of the tangible and intangible assets of the Company and a second ranking charge on all the accounts receivable and inventories. This loan bears interest at US prime rate plus a premium varying between 75 and 320 basis points or LIBOR plus a premium varying between 150 and 395 basis points. As at December 31, 2001, the effective interest rate was approximately 7.95% and US$60.0 million was utilized.

      E) OTHER DEBT

         Other debt consisting of government loans, mortgage loans in a joint venture, obligations related to capitalized leases and other loans at fixed and variable interest rates ranging from interest-free to 8.25% and requiring periodic principal repayments through 2008.

         The Company has complied with the maintenance of financial ratios and with other conditions that are stipulated in the covenants pertaining to the various loan agreements.

Long-term debt repayments are due as follows:

      2002                                   $  8,310
      2003                                     20,012
      2004                                     36,922
      2005                                    111,440
      2006                                     60,259
      Thereafter                              126,030
                                             --------
      Total                                   362,973
                                             ========

FAIR VALUE

For all debts with fixed interest rates, the fair value has been determined based on the discounted value of cash flows under the existing contracts using rates representing those which the Company could currently obtain for loans with similar terms, conditions and maturity dates. For the debts with floating interest rates, the fair value is closely equivalent to their carrying amounts. The carrying amounts and fair values of the Company's long-term debt as at December 31, 2001 and 2000 are as follows:

                                          2001                         2000
                               -------------------------      ------------------------
                                                Carrying                      Carrying
                               Fair value        amount       Fair value       amount
                               ----------       --------      ----------     ---------
Long-term debt                  $334,054        $362,973      $ 264,680      $ 286,216
                                ========        ========      =========      =========

15 - OTHER LIABILITIES

                                                     2001        2000
                                                    ------      ------
Provision for future site rehabilitation costs      $  785      $1,500
Other                                                3,000       3,000
                                                    ------      ------
                                                     3,785       4,500
                                                    ======      ======

During the years ended December 31, 2001 and 2000, the Company reviewed certain provisions, which it had previously established in accounting for prior years' business acquisitions. This process included the obtaining from third parties environmental, transfer pricing and employee related benefit studies. Furthermore, the Company holds letters of guarantee provided by the vendors against certain future related claims.

As a result of the above, the Company reversed against earnings $715,000 of provisions in 2001 and $5,500,000 in 2000, which had been recorded in prior years.

16 - CAPITAL STOCK AND SHARE PURCHASE WARRANTS

      A) CAPITAL STOCK -- AUTHORIZED

         Unlimited number of shares without par value

         Common shares, voting and participating

         Class "A" preferred shares, issuable in series, ranking in priority to the common shares with respect to dividends and return of capital on dissolution. The Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attached to the shares of each series

      B) CAPITAL STOCK - ISSUED AND FULLY PAID

         Subsequent to year-end, on February 19, 2002, the Company filed a final prospectus in Canada for the registration and sale of 5,100,000 common shares at CAN$15.50 (US$9.71) per share. The closing of the transaction is expected to take place on or before March 1, 2002. The net proceeds of approximately CAN$75,700,000 (US$47,441,000) will be used to partially repay indebtedness to the Company's banking syndicate and indebtedness to holders of its Senior Notes.

         The changes in the number of outstanding common shares and their aggregate stated value from January 1, 1999 to December 31, 2001 were as follows:

                                               2001                          2000                          1999
                                     -------------------------     -------------------------     -------------------------
                                      Number         Stated         Number         Stated         Number         Stated
                                     of shares        value        of shares        value        of shares        value
                                     ----------    -----------     ----------    -----------     ----------    -----------
Balance, beginning of year           28,211,179    $   183,758     28,296,392    $   181,941     25,194,333    $   104,033
Shares issued for cash in
 public offering                                                                                  3,000,000         76,887
Shares issued for business
 acquisitions                                                         250,587          4,000
Shares issued to the USA
 Employees' Stock
Ownership and Retirement

 Savings Plan                           248,906          2,240
Shares purchased for cancellation      (128,100)          (765)      (353,200)        (2,359)      (100,000)          (675)

Shares issued for cash upon
 exercise of stock options              174,125          1,113         17,400            176        202,059          1,696
                                     ----------    -----------     ----------    -----------     ----------    -----------
Balance, end of year                 28,506,110        186,346     28,211,179        183,758     28,296,392        181,941
                                     ==========    ===========     ==========    ===========     ==========    ===========

     C) SHARE PURCHASE WARRANTS

                                                        2001         2000
                                                       -------      ------
        300,000 share purchase warrants                $ 3,150      $3,150
                                                       =======      ======

        The warrants, which expire on August 9, 2004, permit holders to purchase common shares of the Company at a price of $29.50 per share.

     D) SHAREHOLDERS' PROTECTION RIGHTS PLAN

        On May 21, 1998, the shareholders approved the extension to September 2003 of a shareholders' protection rights plan originally established in 1993. The effect of the rights plan is to require anyone who seeks to acquire 20% or more of the Company's voting shares to make a bid complying with specific provisions.

     E) STOCK OPTIONS

        Under the Company's amended executive stock option plan, options may be granted to the Company's executives and directors. Options expire no later than 10 years after the date of granting. The plan provides that such options will vest and may be exercisable 25% per year over four years.

        All options were granted at a price equal to the average closing market values on the day immediately preceding the date the options were granted.

The changes in number of options outstanding were as follows:



                                               2001                       2000                        1999
                                             ---------                   ---------                  ---------
                                Weighted                   Weighted                   Weighted
                                 Average                    average                    average
                                exercise     Number of     exercise      Number of    exercise      Number of
                                   price       options        price        options       price        options
                                --------     ---------     --------      ---------    --------      ---------
Balance, beginning of year       $ 12.89     2,797,036       $15.76      2,217,224      $14.30      2,406,067
Granted                             9.79       386,000        10.37      1,183,000       27.88         14,000
Exercised                           6.39      (174,125)        8.23        (17,400)       8.18       (202,059)
Cancelled                          16.56      (601,661)       16.84       (585,788)      19.30           (784)
                                             ---------                   ---------                  ---------
Balance, end of year               10.06     2,407,250        12.89      2,797,036       15.76      2,217,224
                                ========     =========     ========      =========    ========      =========
Options exercisable at the end
 of the year                                 1,022,214                   1,267,019                  1,286,790
                                             =========                   =========                  =========

The following table summarizes information about options outstanding and exercisable at December 31, 2001:

                                 Options outstanding                         Options exercisable
                           -------------------------                    ------------------------
                                            Weighted
                                             Average        Weighted                    Weighted
                                         Contractual         average                     average
                                                Life        exercise                    exercise
                              Number       (in years)          price       Number          price
                           ---------     ------------       --------    ---------       --------
Range of exercise prices
   $4.25 to $8.14            672,900             6.2            7.48      365,400           6.93
   $8.31 to $19.09         1,707,350             7.4           10.74      648,064          10.41
   $22.13 to $27.88           27,000             6.8           25.10        8,750          25.41
                           ---------                                    ---------
                           2,407,250                                    1,022,214
                           =========                                    =========

On January 10, 2001, the Company repriced 474,163 of unexercised stock options held by employees, other than directors and executive officers. The repriced options had exercise prices ranging from US$16.30 to US$23.26 (CAN$26.01 to CAN$37.11) and expire in 2003 and 2006. The revised exercise price was set at US$8.28 (CAN$13.21), being the average of the closing price on The Toronto Stock Exchange and the New York Stock Exchange on January 9, 2001. All other terms and conditions of the respective options, including the percentage vesting and the vesting and expiry dates, remain unchanged.

17 - COMMITMENTS AND CONTINGENCIES

     A)   COMMITMENTS

          As at December 31, 2001, the Company had commitments aggregating approximately $35,506,000 up to 2010 for the rental of offices, warehouse space, manufacturing equipment, automobiles and other. Minimum payments for the next five years are $10,752,000 in 2002, $10,212,000 in 2003, $4,688,000 in 2004, $2,352,000 in 2005 and
          $1,646,000 in 2006.

     B)   CONTINGENCIES

          The Company is party to various claims and lawsuits which are being contested. In the opinion of Management, the outcome of such claims and lawsuits will not have a material adverse effect on the Company.

18 - PENSION AND POST-RETIREMENT BENEFIT PLANS

The Company has several defined contribution plans and defined benefit plans for substantially all its employees in both Canada and the United States. These plans are generally contributory in Canada and non-contributory in the United States.

DEFINED CONTRIBUTIONS PLANS

In the United States, the Company maintains a savings retirement plan (401[k]
Plan) for the benefit of certain employees who have been employed for at least 90 days. Contribution to these plans is at the discretion of the Company.

The Company contributes as well to a multi-employer plan for employees covered by collective bargaining agreements.

In Canada, the Company maintains a defined contribution plan for its salaried employees. The Company contributes to the plan amounts equal to 4% of each participant's eligible salary.

The Company has expensed $2,295,000 for these plans for the year ended December 31, 2001 ($2,013,000 and $1,896,000 for 2000 and 1999 respectively).

DEFINED BENEFIT PLANS

The Company has, in the United States, two defined benefit plans (hourly and salaried). Benefits for employees are based on compensation and years of service for salaried employees and fixed benefits per month for each year of service for hourly employees. The funding policy is consistent with the funding requirements of federal laws and regulations. Plan assets consist primarily of equity securities and fixed income investments.

In Canada, certain non-union hourly employees of the Company are covered by a plan which provides a fixed benefit of $10.65 ($9.95 and $10.33 in 2000 and 1999 respectively) per month for each year of service.

In the United States, the Company provides group health care and life insurance benefits to certain retirees.

Information relating to the various plans is as follows:

                                                     Pension plans             Other plans
                                                 -------------------     -------------------
                                                   2001        2000        2001        2000
                                                 --------    --------    --------    --------
Accrued benefit obligations
   Balance, beginning of year                    $ 18,866    $ 16,690    $    785    $    712
   Current service cost                               398         393          10           9
   Interest cost                                    1,363       1,309          56          53
   Benefits paid                                     (754)       (686)        (73)        (54)
   Plan amendments                                    340
   Actuarial losses                                   420       1,203           4          65
   Foreign exchange rate adjustment                   (61)        (43)
                                                  -------     -------     -------     -------
   Balance, end of year                            20,572      18,866         782         785
                                                  -------     -------     -------     -------
Plan assets
   Balance, beginning of year                      16,931      16,706
   Actual return on plan assets                    (1,742)     (1,260)
   Employer contributions                           1,075       2,206
   Benefits paid                                     (754)       (686)
   Foreign exchange rate adjustment                   (60)        (35)
                                                  -------     -------     -------     -------
   Balance, end of year                            15,450      16,931        --          --
                                                  -------     -------     -------     -------
Funded status - deficit                             5,122       1,935         782         785
   Unamortized past service costs                    (912)       (633)
   Unamortized net actuarial gain (loss)           (5,573)     (1,772)        118         128
   Unamortized transition assets (obligation)          90         100         (41)        (45)
                                                  -------     -------     -------     -------
   Accrued benefit liability (prepaid benefit)     (1,273)       (370)        859         868
                                                  =======     =======     =======     =======

ACCRUED BENEFIT EXPENSE

                                                    Pension plans                      Other plans
                                     ----------------------------     ----------------------------
                                      2001       2000        1999       2001      2000       1999
                                     -------    -------    -------    -------    -------    -------
Current service cost                 $   398    $   393    $   420    $    10    $     9    $    21
Interest cost                          1,363      1,309        804         56         53         58
Expected return on plan assets        (1,652)    (1,459)      (846)
Amortization of past service costs        52         53         52
Amortization of transition
 obligation (asset)                       (4)        (4)        (4)         4          4         32
Amortization of unrecognized
 loss (gain)                              18        (21)         7         (6)       (14)        (2)
                                     -------    -------    -------    -------    -------    -------
Pension expense for the year             175        271        433         64         52        109
                                     =======    =======    =======    =======    =======    =======

The significant assumptions which Management considers to be the most likely and which were used to measure its accrued benefit obligations are as follows (weighted average assumptions as at December 31) :

                                                    Pension plans                          Other plans
                                      ---------------------------       ------------------------------
                                      2001       2000        1999       2001         2000        1999
                                     ------     ------      ------     ------       ------      ------
Canadian plans
   Discount rate                      7.25%      7.50%       6.50%       --           --           --
   Expected rate of return
    on plan assets                    9.25%      9.00%       9.00%       --           --           --
US plans
   Discount rate                      7.25%      7.50%       7.50%      7.25%        7.50%        8.25%
   Expected rate of return
    on plan assets                    9.25%      8.60%       8.60%       --            --           --
   Rate of compensation increase
     (only for one plan)               --          --        4.00%       --            --           --
                                     =====      =====       =====      =====        =====        =====

For measurement purposes, a 5.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001 (5% in 2000 and 8% in 1999) and deemed to remain constant through 2005.

19 - SEGMENT DISCLOSURES

The Company manufactures and sells an extensive range of specialized polyolefin plastic packaging products primarily in Canada and in the United States. All products have to be considered part of one reportable segment as they are made from similar extrusion processes and differ only in the final stages of manufacturing. A vast majority of the Company's products, while brought to market through various distribution channels, generally have similar economic characteristics.

The following table presents sales by country based on the location of the manufacturing facilities:

                                               2001         2000          1999
                                            ---------    ---------     ---------
Canada                                      $ 127,878    $ 117,799     $ 107,072
United States                                 500,028      581,723       487,640
Other                                           3,563        2,443         3,333
Transfers between geographic areas            (36,564)     (48,050)      (28,098)
                                            ---------    ---------     ---------
Total sales                                   594,905      653,915       569,947
                                            =========    =========     =========

The following table presents capital assets and goodwill by country based on the locations of assets:

                                               2001         2000          1999
                                             --------     --------      --------
Capital assets, net
   Canada                                    $ 48,693     $ 51,388      $ 48,016
   United States                              312,501      316,900       296,326
   Other                                        5,373        6,465         7,380
                                             --------     --------      --------
Total capital assets                          366,567      374,753       351,722
                                             ========     ========      ========
Goodwill, net
   Canada                                    $ 16,202       17,955        19,053
   United States                              211,602      216,302       198,833
                                             --------     --------      --------
Total goodwill                                227,804      234,257       217,886
                                             ========     ========      ========

No customer accounted for 10% or more of revenues in 2001, 2000 and 1999.

20 - COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

21 - DIFFERENCES IN ACCOUNTING BETWEEN THE UNITED STATES OF AMERICA AND CANADA

     A)   NET EARNINGS AND EARNINGS PER SHARE

          Net earnings of the Company and earnings per share established under Canadian GAAP conform in all material respects to the amounts that would be reported if the financial statements would have been prepared under US GAAP.

     B)   CONSOLIDATED BALANCE SHEETS

          Under Canadian GAAP, the financial statements are prepared using the proportionate consolidation method of accounting for joint ventures. Under US GAAP, these investments would be accounted for using the equity method. Note 3 to the consolidated financial statements provides details of the impact of proportionate consolidation on the Company's consolidated financial statements for 2001, 2000 and 1999, including the impact on the consolidated balance sheets.

          The other differences in presentation that would be required under US GAAP to the consolidated balance sheets are not viewed as significant enough to require further disclosure.

     C)   CONSOLIDATED CASH FLOWS

          Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by operations before changes in non-cash working capital items to be included in the consolidated statements of cash flows. US GAAP does not permit this subtotal to be presented.

21 - DIFFERENCES IN ACCOUNTING BETWEEN THE UNITED STATES OF AMERICA AND CANADA
     (CONTINUED)

     D)   ACCOUNTING FOR COMPENSATION PROGRAMS

          The Company has chosen to continue to measure compensation costs related to awards of stock options using the intrinsic value based method of accounting. In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44 (FIN 44), which became effective on July 1, 2000, requiring that the cancellation of outstanding stock options by the Company and the granting of new options with a lower exercise price (the replacement options) be considered as an indirect reduction of the exercise price of the stock options. Under FIN 44, the replacement options and any repriced options are subject to variable accounting from the cancellation date or date of grant, depending on which stock options were identified as the replacement options. Using variable accounting, the Company is required to recognize, at each reporting date, compensation expense for the excess of the quoted market price of the stock over the exercise prices of the replacement or repriced options until such time as the replacement options are exercised, forfeited or expire. The impact on the Company's financial results will depend on the fluctuations in the Company's stock price and the dates of the exercises, forfeitures or cancellations of the stock options. Depending on these factors, the Company could be required to record significant compensation expense during the life of the options which expire in 2006.

          In November 2000, 300,000 and 50,000 replacement options were issued at exercise prices of US$10.13 (CAN$15.50) and US$14.71 (CAN$21.94) respectively, and in May and August 2001, 40,000 and 54,000 replacement options were issued for US$9.00 (CAN$13.80) and US$11.92 (CAN$18.80) respectively. In addition, in January 2001, 474,163 options were repriced at US$8.28 (CAN$12.40) (see note 16).

          As at December 31, 2001, the Company's quoted market stock price was US$8.30 (CAN$13.25) per share. For the options subject to variable accounting, the compensation expense would not materially impact net earnings (loss) reported in the consolidated statement of earnings for 2001 under US GAAP.

          Under US GAAP, the Company is required to make pro forma disclosures of net earnings, basic earnings per share and diluted earnings per share as if the fair value based method of accounting had been applied. The fair value of options granted in 2001, 2000 and 1999 was estimated using the Black-Scholes option-pricing model, taking into account an expected life of five years, expected volatility of 50% (45% in 2000 and 25% in 1999), risk-free interest rates of 4.76% (5.96% in 2000 and 5.39% in 1999) and expected dividends ranging from $0.00 to $0.18 per share ($0.11 in 2000 and 1999). A compensation charge is amortized over the vesting periods.

          Accordingly, the Company's net loss, basic loss per share and diluted loss per share for the year ended December 31, 2001, would have been increased, on a pro forma basis, by $4,212,000, $0.15 and $0.15 respectively, the net earnings, earnings per share and diluted earnings per share for the year ended December 31, 2000, on a pro forma basis, would have been decreased by $3,362,000, $0.12 and $0.12 respectively, and for the year ended December 31, 1999, by $2,499,000, $0.09 and $0.09 respectively.

          The weighted average fair value of options granted in 2001 was $4.74 ($4.42 in 2000 and $8.79 in 1999).

          The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's amended executive stock option plan has characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in Management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     E)   ACCUMULATED PENSION BENEFIT OBLIGATION

          Under US GAAP, if the accumulated pension benefit obligation exceeds the fair value of benefit plan assets, a liability must be recognized in the balance sheet that is at least equal to the unfunded accumulated benefit obligation. To the extent that the additional minimum liability is created by a plan improvement, an intangible asset can be established. Any additional minimum liability not covered by an intangible asset will cause a net of tax reduction in accumulated other comprehensive income.

21 - DIFFERENCES IN ACCOUNTING BETWEEN THE UNITED STATES OF AMERICA AND CANADA
     (CONTINUED)

The following sets out the adjustments required to the Company's consolidated balance sheets to conform with US GAAP:

                                                      2001       2000       1999
                                                    -------     ------     ------
Future income tax assets would increase by         $  2,029    $   --     $   --
Other assets would increase by                          912        --         --
Accounts payable and accrued liabilities would
increase by                                           6,396        --         --
Shareholders' equity would decrease by               (3,455)       --         --
                                                   ========    ========   ========

     F)   CONSOLIDATED COMPREHENSIVE INCOME

          As required under US GAAP, the Company would have reported the following consolidated comprehensive income:

                                                      2001       2000       1999
                                                   --------    --------    -------
Net earnings (loss) in accordance with US GAAP     $(12,242)   $ 33,422   $  8,098
Foreign currency translation adjustments             (5,741)     (2,722)     3,458
Minimum pension liability adjustment, net of tax
(Note 21 e))                                         (3,455)
                                                   --------    --------   --------
Consolidated comprehensive income (loss)            (21,438)     30,700     11,556
                                                   ========    ========   ========

22 - SIGNIFICANT NEW ACCOUNTING PRONOUNCEMENTS UNDER US GAAP

NEW ACCOUNTING PRONOUNCEMENTS

In 2001, the Financial Accounting Standards Board (FASB) approved the issuance of SFAS No. 141, "Business Combinations", and SFAS 142, "Goodwill and Other Intangible Assets". The new standards are equivalent to the Canadian standards as disclosed in Accounting Policies - New accounting pronouncements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" effective for fiscal years beginning after December 15, 2001. The Company does not expect any significant impact upon adoption.

Intertape Polymer Group - Locations

CORPORATE OFFICES

         MONTREAL, QUEBEC, CANADA
                  SARASOTA, FLORIDA, U.S.A.
-------------------------------------------------    ---------------------------------------------
          Atlanta, Georgia, U.S.A.   o                Marysville, Michigan, U.S.A.      +   #   *
        Brighton, Colorado, U.S.A.           #  *       Menasha, Wisconsin, U.S.A.          #   *
      Carbondale, Illinois, U.S.A.           #  *      Ontario, California, U.S.A.          #   *
         Chicago, Illinois, U.S.A.   o                     Piedras Negras, Mexico               *
  Columbia, South Carolina, U.S.A.           #  *         Porto, Portugal                   #   *
          Cumming, Georgia, U.S.A.           #  *         Rayne, Louisiana, U.S.A.          #
        Danville, Virginia, U.S.A.   o   +   #  *       Richmond, Kentucky, U.S.A.          #   *
Edmundston, New Brunswick, Canada        +   #  *     St. Laurent, Quebec, Canada   o  +    #   *
      Green Bay, Wisconsin, U.S.A.           #  *          Tremonton, Utah, U.S.A.          #   *
          Lachine, Quebec, Canada               *      Truro, Nova Scotia, Canada      +    #   *
   Los Angeles, California, U.S.A.   o
-------------------------------------------------    ---------------------------------------------




                                                       O REGIONAL DIST. CTR.
                                                       + ISO CERTIFIED
                                                       # DISTRIBUTION
                                                       * MANUFACTURING LOCATION

Other Information

BOARD OF DIRECTORS                                                                 HONORARY DIRECTOR
-------------------------------------      --------------------------------------  -------------------------------------
Melbourne F. Yul                           Ben J. Davenport, Jr.                   James A. Motley, Sr.
Chairman and Chief Executive Officer       Chairman, First Piedmont Corporation    Director, American National Bank and
                                           Chairman and CEO, Chatham Oil Company   Trust Company American National Bancshares, inc.

L. Robbie Shaw (1)                         Gordon R. Cunningham (1)
Vice President                             President, Cumberland Asset Management
Nova Scotia Community College

Michael Richards (1)                       Irvine Mermelstein
Senior Partner, Stikeman Elliott           Managing Partner, Market-Tek

J. Spencer Lanthier (1)
Currently Serves as a Member of the Board of Several Publicly Traded Companies

(1) Member of Audit Committee

EXECUTIVE OFFICERS
-------------------------------------      --------------------------------------   -------------------------------------
Melbourne F. Yull                          Burgess H. Hildreth.                     Salvatore Vitale, C.A.
Chairman and Chief Executive Officer       Vice President, Human Resources          Vice President, Finance

Andrew M. Archibald, C.A.                  James A. Jackson                         Duncan R. Yull
Chief Financial Officer, Secretary,        Vice President, Chief Information        Vice President
Treasurer, Vice President, Administration  Officer                                  Sales, Distribution Products

Jim Bob Carpenter                          H. Dale McSween                          Gregory A. Yull
President, Woven Products, Procurement     President, Distribution Products         President, Film Products

TRANSFER AGENT AND REGISTRAR
-------------------------------------      --------------------------------------------
CANADA: CIBC Mellon Trust Company          U.S.A.: Mellon Investor Services L.L.C.
        2110 University Street, 16th floor         85 Challenger Road, 2nd Floor
        Montreal, Quebec, Canada H3A 4L8           Ridgefield Park, New Jersey, U.S.A.
                                                   07660

AUDITORS
-------------------------------------      --------------------------------------------
CANADA: Raymond Chabot Grant Thornton      U.S.A.: Grant Thornton International
        600 de la Gauchetiere West,                130 E. Randolph Street
        Suite 1900                                   Chicago, Illinois, U.S.A. 60601-6203
        Montreal, Quebec, Canada H3B 4L8

INVESTOR INFORMATION

STOCK AND SHARE LISTING

Common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange, trading under the symbol ITP.

SHAREHOLDER AND INVESTOR RELATIONS

Shareholders and investors having inquiries or wishing to obtain copies of the Company's Annual Report or other U.S. Securities Exchange Commission filings should contact:

MR. ANDREW M. ARCHIBALD, C.A.

Chief Financial Officer
Intertape Polymer Group Inc.
110 E Montee de Liesse
St. Laurent, Quebec, Canada H4T 1N4
(866) 202-4713
E-mail: itp$info@intertapeipg.com

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

The Annual and Special Meeting of Shareholders will be held on Wednesday, May 22, 2002, at 4:00 p.m. at The Hilton Montreal Bonaventure Hotel, 1 Place Bonaventure, Montreal, Quebec, Canada.

                                                                           Notes

                                      2001

                                  Annual Report

                          INTERTAPE POLYMER GROUP INC.

                                   NOTICE OF
                           ANNUAL AND SPECIAL MEETING
                                OF SHAREHOLDERS

                                 TO BE HELD ON

                                  MAY 22, 2002

                                      LOGO

                          INTERTAPE POLYMER GROUP INC.
              110 E Montee de Liesse, St. Laurent, Quebec, H4T 1N4

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

     NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of Shareholders of INTERTAPE POLYMER GROUP INC. (the "Corporation") will be held in the Verdun/Lachine Rooms of the Hilton Montreal Bonaventure Hotel, 1 Place Bonaventure, Montreal, Quebec, on May 22, 2002, at 4:00 o'clock in the afternoon, for the purposes of:

     (1) receiving the consolidated financial statements for the year ended December 31, 2001, together with the auditors' report thereon;

     (2) electing a board of seven (7) directors to serve until the next annual meeting of shareholders;

     (3) appointing auditors and authorizing the directors to fix their remuneration;

     (4) considering and, if deemed advisable, approving, ratifying and confirming amendments to the Corporation's Executive Stock Option Plan; and

     (5) transacting such other business as may properly be brought before the Meeting.

The specific details of all matters proposed to be put before the Meeting are set forth in the accompanying Management Proxy Circular.

Only holders of record of common shares of the Corporation at the close of business on April 12, 2002 will be entitled to vote at the Meeting.

                                       By Order of the Board of Directors,

                                       By:   /s/ Andrew M. Archibald
                                          -------------------------------
                                          ANDREW M. ARCHIBALD, C.A.
                                          Chief Financial Officer,
                                          Secretary, Treasurer,
                                          Vice President Administration
St. Laurent, Quebec
April 12, 2002

SHAREHOLDERS WHO ARE UNABLE TO BE PRESENT AT THE MEETING ARE REQUESTED TO COMPLETE AND RETURN THE ENCLOSED FORM OF PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. PROXIES MUST BE RECEIVED AT THE REGISTERED OFFICE OF THE TRANSFER AGENT OF THE CORPORATION NOT LESS THAN FORTY-EIGHT (48) HOURS PRIOR TO THE MEETING.

                           MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

     THIS MANAGEMENT PROXY CIRCULAR (THE "CIRCULAR"), WHICH IS BEING MAILED TO SHAREHOLDERS ON OR ABOUT APRIL 18, 2002, IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF INTERTAPE POLYMER GROUP INC. (THE "CORPORATION") OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION (THE "MEETING") TO BE HELD ON MAY 22, 2002 AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS, OR ANY ADJOURNMENT THEREOF. The solicitation will be primarily by mail but may also be made by telephone or other means of telecommunication by regular employees of the Corporation at nominal cost. The cost of the solicitation will be borne by the Corporation.

     All dollar amounts set forth in this Circular are in Canadian dollars, except as otherwise indicated.

APPOINTMENT OF PROXYHOLDERS AND REVOCATION OF PROXIES

     A SHAREHOLDER MAY APPOINT AS PROXYHOLDER A PERSON OTHER THAN THE DIRECTORS OF THE CORPORATION NAMED IN THE ACCOMPANYING FORM OF PROXY TO ATTEND AND VOTE AT THE MEETING IN HIS STEAD, AND MAY DO SO BY INSERTING THE NAME OF SUCH OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER, IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY.

     In order for proxies to be recognized at the Meeting, the completed forms of proxy must be received at the office of the Corporation's Canadian transfer agent, CIBC Mellon Trust Company, 2001 University Street, 16th Floor, Montreal, Quebec, not less than forty-eight (48) hours prior to the Meeting.

     A shareholder, or his attorney authorized in writing, who executed a form of proxy may revoke it in any manner permitted by law, including the depositing of an instrument of revocation in writing at the principal place of business of the Corporation, 110E Montee de Liesse, St. Laurent, Quebec H4T 1N4, at any time up to and including the last business day preceding the day of the Meeting or an adjournment thereof or with the Chairman of the Meeting on the day of the Meeting or an adjournment thereof but prior to the use of the proxy at the Meeting.

EXERCISE OF DISCRETION BY PROXYHOLDERS

     THE PERSONS WHOSE NAMES ARE PRINTED ON THE ACCOMPANYING FORM OF PROXY WILL, ON A SHOW OF HANDS OR ANY BALLOT THAT MAY BE CALLED FOR, VOTE OR WITHHOLD FROM VOTING THE SHARES IN RESPECT OF WHICH THEY ARE APPOINTED IN ACCORDANCE WITH THE DIRECTION OF THE SHAREHOLDER APPOINTING THEM. IF NO CHOICE IS SPECIFIED BY THE SHAREHOLDER, THE SHARES WILL BE VOTED FOR THE ELECTION OF THE NOMINEES FOR DIRECTORS SET FORTH IN THIS CIRCULAR UNDER THE HEADING "ELECTION OF DIRECTORS," FOR THE APPOINTMENT OF THE AUDITORS SET FORTH IN THIS CIRCULAR UNDER THE HEADING "APPOINTMENT AND REMUNERATION OF AUDITORS" AND IN FAVOUR OF THE RESOLUTION APPROVING, RATIFYING AND CONFIRMING THE AMENDMENTS TO THE CORPORATION'S EXECUTIVE STOCK OPTION PLAN DESCRIBED IN THIS CIRCULAR UNDER THE HEADING "AMENDMENTS TO THE EXECUTIVE STOCK OPTION PLAN."

     THE ENCLOSED FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF THE MEETING AND TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. AS AT THE DATE HEREOF, MANAGEMENT KNOWS OF NO SUCH AMENDMENT, VARIATION OR OTHER MATTERS TO COME BEFORE THE MEETING. IF ANY MATTERS WHICH ARE NOT NOW KNOWN SHOULD PROPERLY COME BEFORE THE MEETING, THE PERSONS NAMED IN THE FORM OF PROXY WILL VOTE ON SUCH MATTERS IN ACCORDANCE WITH THEIR BEST JUDGMENT.

SHAREHOLDER PROPOSALS FOR 2003 ANNUAL MEETING

     Shareholder proposals intended to be presented at the Corporation's 2003 Annual Meeting of Shareholders must be submitted for inclusion in the Corporation's proxy materials prior to March 1, 2003.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

     As at April 12, 2002, the Corporation had 33,616,610 common shares outstanding, being the only class of shares entitled to be voted at the Meeting. Each holder of such shares is entitled to one (1) vote for each share registered in his name as at the close of business on April 12, 2002, being the date fixed by the Board of Directors of the Corporation for the determination of the registered holders of such shares who are entitled to receive the Notice of Annual and Special Meeting of Shareholders enclosed herewith (the "Record Date"). In the event that such a shareholder transfers the ownership of any of his shares after the Record Date, the transferee of such shares shall be entitled to vote at the Meeting if he produces properly endorsed share certificates or otherwise establishes proof of his ownership of the shares and demands, not later than ten (10) days before the Meeting, that his name be included in the list of shareholders entitled to vote. This list of shareholders will be available for inspection on and after the Record Date during usual business hours at the registered office of the Corporation and at the Meeting.

     To the knowledge of the directors and officers of the Corporation, no person beneficially owns or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation.

ELECTION OF DIRECTORS

     The Articles of the Corporation stipulate that the Board of Directors shall consist of a minimum of one (1) and a maximum of eleven (11) directors. The entire Board of Directors currently consists of seven (7) members, all of whom are being proposed for re-election as directors. The following sets out information regarding each of the seven (7) persons proposed by management as nominees for election as directors to hold office until the next succeeding annual meeting of shareholders of the Corporation or until their successors are elected or appointed.

                                                                                                 As at April 12, 2002
                                                                                               Control or Direction of
                                                                                                  the Corporation is
                                                                                              Exercised by Means of (1)
                                                                                              --------------------------
                                                                                                             Options to
                                                                                               Common         Purchase
          Name              Age   Position or office with Corporation     Director Since       Shares          Shares
-------------------------   ---   -----------------------------------   -------------------   ---------     ------------
Melbourne F. Yull(2)        61    Director, Chairman of the Board       December 22, 1989(3)   504,395        728,000
                                  and Chief Executive Officer
Michael L. Richards(2)(4)   63    Director                              December 22, 1989(3)    73,000         30,500
Irvine Mermelstein          75    Director                              June 20, 2001(5)         5,500         25,500
Ben J. Davenport, Jr.(2)    59    Director                              June 8, 1994            18,000         30,500
L. Robbie Shaw(2)(4)        58    Director                              June 8, 1994             4,500         28,000
Gordon R. Cunningham(4)     57    Director                              May 21, 1998            10,000         21,500
J. Spencer Lanthier(4)      61    Director                              June 20, 2001            2,000         12,500
                                                                                               -------        -------
                                                                                               617,395        876,500
                                                                                               =======        =======

---------------
(1) This information, not being within the knowledge of the Corporation, was furnished by the respective nominees individually.

(2) Member of Compensation Committee.

(3) Director of the predecessor company since 1981.

(4) Member of Audit Committee.

(5) Previously a director of the Corporation from March 14, 1994 to August 2, 2000.

     MELBOURNE F. YULL, a resident of Sarasota, Florida was appointed Chairman of the Board and Chief Executive Officer on January 11, 1995, having been the President and a director of the Corporation or a predecessor thereof since 1981.

     MICHAEL L. RICHARDS, a resident of Westmount, Quebec, is a senior partner in the law firm Stikeman Elliott, Montreal, Quebec.

     BEN J. DAVENPORT, JR., a resident of Chatham, Virginia, is the Chief Executive Officer of Chatham Oil Company, a distributor of oil, gasoline and propane. He also serves as Chairman and Chief Executive Officer of First Piedmont Corporation, a waste hauling business.

     L. ROBBIE SHAW, a resident of Halifax, Nova Scotia, is the Vice President of Nova Scotia Community College.

     GORDON R. CUNNINGHAM, a resident of Toronto, Ontario, is President of Cumberland Asset Management Corp., a discretionary investment management firm.

     IRVINE MERMELSTEIN, a resident of Tucson, Arizona, is and has been the managing partner of Market-Tek, Management Consultants since 1989. Mr. Mermelstein has extensive years of experience in the manufacturing and distribution of packaging products.

     J. SPENCER LANTHIER, a resident of Toronto, Ontario currently serves as a member of the board of directors of several publicly traded corporations. From 1993 to 1999, Mr. Lanthier held the position of Chairman and Chief Executive Officer of KPMG Canada and was a member of the KPMG international executive committee and board of directors.

     If any of the above nominees is for any reason unavailable to serve as a director, proxies in favour of management will be voted for another nominee in the discretion of the persons named in the form of proxy unless the shareholder has specified in the proxy that his shares are to be withheld from voting on the election of directors. The Board of Directors recommends a vote in favour of each of the nominees.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

     In 1995, The Toronto Stock Exchange adopted a requirement that disclosure be made by each listed company of its corporate governance system by making reference to The Toronto Stock Exchange Guidelines for Corporate Governance (the "Guidelines"). Compliance with the Guidelines is not mandatory but each listed company is required to explain where its system of governance differs from the Guidelines.

     1.    MANDATE OF THE BOARD

     The mandate of the Board of Directors is to supervise the management of the business and affairs of the Corporation, including the development of major policy and strategy and the identification of the risks of the Corporation's business and implementation of the appropriate systems to manage these risks. The Board of Directors meets at least quarterly, and more frequently as required to consider particular issues or conduct specific reviews between quarterly meetings whenever appropriate. Governance responsibilities are undertaken by the Board of Directors as a whole, with certain specific responsibilities delegated to the audit and compensation committees as described below. The Board of Directors periodically invites senior operating management to attend meetings of the Board of Directors to report on their business responsibilities.

     2.    COMPOSITION OF THE BOARD

     The Corporation's Board of Directors currently consists of seven (7) directors, five (5) of whom are unrelated directors in accordance with the definition of an unrelated director in the Guidelines. The Board of Directors has examined its size and determined that seven (7) directors, five (5) of whom are unrelated, is an appropriate number for continued effective decision-making for the Corporation.

     3.    CHAIR OF THE BOARD

     The Board of Directors is currently chaired by M.F. Yull who is also the Chief Executive Officer of the Corporation. The Board is of the view that this does not impair its ability to act independently of management due, inter alia, to the independence of the remaining members of the Board of Directors and due to the role of the Board of Directors in determining its own policies, procedures and practices, and ensuring that the appropriate information is made available to the Board of Directors.

     4.    COMMITTEES

     The Board of Directors has established two (2) committees, the Audit Committee and the Compensation Committee, to facilitate the carrying out of its duties and responsibilities and to meet applicable statutory requirements. The Guidelines recommend that the Audit Committee be made up of outside directors only and that other board committees should be comprised generally of outside directors, a majority of whom should be unrelated directors. The Audit Committee complies with the Guidelines as it is composed of four (4) outside directors. The Compensation Committee, although composed of a majority of outside directors, as at present constituted, does not comply with the Guidelines inasmuch as it has two (2) related directors and two (2) unrelated directors. The Board has decided not to modify its composition for the reasons outlined below.

     The following is a description of the Committees of the Board of Directors and their mandate:

     o  AUDIT COMMITTEE

     The mandate of the Committee is to review the annual financial statements of the Corporation and to make recommendations to the Board of Directors in respect thereto. The Committee also reviews the nature and scope of the annual audit as proposed by the auditors and management and, with the auditors and management, the adequacy of the internal accounting control procedures and systems within the Corporation. The Committee also makes recommendations to the Board of Directors regarding the appointment of independent auditors and their remuneration and reviews any proposed change in accounting practices or policies.

     o  COMPENSATION COMMITTEE

     The mandate of the Committee is described below under the heading "Report on Executive Compensation". The Chairman and Chief Executive Officer, M.F. Yull, is a member of this Committee. The Board of Directors considers his participation in the Committee as essential and feels he should continue to serve on the Committee provided the other members are outside directors.

     5.    DECISIONS REQUIRING BOARD APPROVAL

     All major decisions concerning, among other things, the Corporation's corporate status, capital, debt financing, securities distributions, investments, acquisitions, divestitures and strategic alliances, are subject to approval by the Board of Directors. In particular, capital investments and other outlays of an aggregate monetary amount of one million dollars or more are subject to the prior approval of the Board of Directors.

     6.    DIRECTOR RECRUITMENT AND BOARD EFFECTIVENESS

     All the directors presently in office and proposed to be elected at the next annual meeting of shareholders have served as directors in good standing of the Corporation since 1994, other than Mr. Cunningham who was elected in 1998 and Mr. Lanthier who was elected in 2001. Mr. Mermelstein served as a director of the Corporation from March 14, 1994 to August 2, 2000 when he resigned from the Board of Directors in order for the Board of Directors to be in compliance with the requirement of the Canada Business Corporations Act, that a majority of the members of the Board of Directors be Canadian residents. Given subsequent modifications that were made to the Canadian residency requirements contained in the Canada Business Corporations Act, Mr. Mermelstein was proposed for re-election on June 20, 2001 and was so re-elected by the shareholders of the Corporation at that time. The Board of Directors has not adopted a formal policy for the recruitment of directors.

     Participation of directors is expected at all Board of Directors and Committee meetings to which they are called. Directors are asked to notify the Corporation if they will be unable to attend and attendance at meetings is duly recorded. All the directors have agreed to contribute to the evaluation of their collective as well as their individual performances.

     7.    SHAREHOLDER COMMUNICATION AND FEEDBACK

     The fundamental objective of the Corporation's shareholder communication policy is to ensure an open, accessible and timely exchange of information with all shareholders respecting the business, affairs and performance of the Corporation, subject to the requirements of securities legislation in effect and other statutory and contractual obligations limiting the disclosure of such information.

     In order to facilitate the effective and timely dissemination of information to all of its shareholders, the Corporation releases its disclosed information through news wire services, the general media, telephone conferences with investment analysts and mailings to shareholders.

APPOINTMENT AND REMUNERATION OF AUDITORS

     Raymond Chabot Grant Thornton, Chartered Accountants, who have been the auditors of the Corporation since December 22, 1989 and the auditors of the predecessor company since 1981, will be nominated for appointment as the Corporation's auditors to hold office until the next annual meeting of shareholders at such remuneration as may be fixed by the Board of Directors. A majority of the votes of the shareholders present or represented by proxy at the Meeting is required for the approval of such matter. Representatives of Raymond Chabot Grant Thornton will be present at the Meeting and will have an opportunity to make a statement if they desire to do so. They will also be available to respond to appropriate questions.

EXECUTIVE COMPENSATION

     1.    SUMMARY COMPENSATION TABLE

     The following table sets forth all compensation paid in respect of the individuals who were, at December 31, 2001, the Chief Executive Officer and the other four most highly compensated executive officers of the Corporation (the "named executive officers").

                           SUMMARY COMPENSATION TABLE

                                          Annual Compensation
-------------------------------------------------------------------------------------------------------
                                                                                          Long-Term
                                                                                         Compensation
                                                                                            Awards
                                                                                       Securities Under
                                                                       Other Annual    Options Granted
                                          Salary          Bonus        Compensation      As At FY-End
Name and Principal Position    Year         $               $             ($)(1)             (#)
---------------------------    ----    ------------    ------------    ------------    ----------------
M.F. Yull
  Chairman of the Board and
  Chief Executive Officer      2001    U.S. $475,000              0    U.S. $42,828        668,000
                               2000    U.S. $515,793              0    Cdn  $20,587        568,000
                               1999    Cdn  $668,928              0    Cdn $164,727        644,000
H.D. McSween
  President -
  Distribution Products        2001    U.S. $300,498              0    U.S. $12,730        205,165
                               2000    U.S. $300,544              0    U.S. $16,991        372,308
                               1999    U.S. $288,000              0    U.S. $57,642        241,308
A.M. Archibald
  Chief Financial Officer,
  Secretary, Treasurer,
  Vice President
  Administration               2001    Cdn  $350,144              0    Cdn  $11,283        197,543
                               2000    Cdn  $354,886              0    Cdn  $17,000        354,688
                               1999    Cdn  $340,421              0    Cdn  $74,912        202,686
J.B. Carpenter
  President -
  Woven Products               2001    U.S. $220,040              0    U.S. $14,304         35,000
                               2000    U.S. $221,584              0    U.S.  $9,125         60,000
                               1999    U.S. $218,841              0    U.S.  $9,257         20,000
D.R. Yull
  Vice-President Sales
  & Marketing -
  Distribution Products        2001    U.S. $178,156              0    U.S. $19,959        104,800
                               2000    U.S. $154,005              0    U.S.  $8,400         87,800
                               1999    U.S. $144,419   U.S. $37,500    U.S.  $8,400         87,800

---------------
(1) Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for any of the named executive officers. The amounts in this column relate to taxable benefits on employee loans and to the Corporation's contributions to the pension plan.

     The aggregate compensation for all executive officers and directors of the Corporation who are not "named executive officers" for the fiscal year ended December 31, 2001 amounts to U.S. $640,317.

     2.   EXECUTIVE STOCK OPTION PLAN

     The Corporation has established an ongoing Executive Stock Option Plan which has been amended from time to time since 1996 (the "Plan"). See "Amendments to the Executive Stock Option Plan". The Plan is administered by the Board of Directors. The shares offered under the Plan are common shares of the Corporation.

     The Board of Directors designate from time to time from the eligible executives those executives to whom options are to be granted and determines the number of shares covered by such options. Generally, participation in the Plan is limited to persons holding positions that can have a significant impact on the Corporation's long-term results. The number of common shares to which the options relate are determined by taking into account, inter alia, the market price of the common shares and each optionee's base salary. The exercise price payable for each common share covered by an option is determined by the Board of Directors but will not be less than the market value of the underlying common shares on the day preceding the effective date of the grant. The Plan provides that options issued thereunder shall vest 25% per year over four (4) years.

     In 2001, the named executive officers who were granted stock options were M.F. Yull who was granted 100,000 stock options, J.B. Carpenter, who was granted 10,000 stock options and D.R. Yull who was granted 60,000 stock options.

     The following table sets forth each grant of options to the named executive officers under the Plan during the financial year ended December 31, 2001.

        OPTION GRANTS DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2001

                                      % Of The Total
                                     Number Of Options
                                     That Were Granted
                        Securities     To Employees
                          Under         During The                           Market Value Of The
                         Options      Financial Year                          Common Shares On
                         Granted      Ended Dec. 31,      Exercise Price      the Date Of Grant
        Name               (#)             2001          ($/ Common Share)    ($/ Common Share)       Expiration Date
        ----            ----------   -----------------   -----------------   -------------------   ----------------------
D.R. Yull                 60,000           15.5%            U.S. $11.43(1)       U.S. $11.43(1)         May 17, 2007
                                                                                                     August 15, 2007(2)
J.B. Carpenter            10,000            2.5%            U.S. $ 9.00          U.S. $ 9.00          August 15, 2007
M.F. Yull                100,000           25.9%            U.S. $ 8.35          U.S. $ 8.35         December 18, 2007

---------------

(1) This number represents a weighted aggregate of 10,000 options that were granted with an exercise price of U.S.$9.00 and 50,000 options that were granted with an exercise price of U.S.$11.92.

(2) 50,000 of the options granted have an expiration date of May 17, 2007 and 10,000 of the options granted have an expiration date of August 15, 2007.

     As further highlighted in the table below, no options were exercised by any named executive officers, executive officers or senior officers of the Corporation in the financial year ended December 31, 2001.

          AGGREGATED OPTION EXERCISES DURING THE FINANCIAL YEAR ENDED
             DECEMBER 31, 2001 AND FINANCIAL YEAR-END OPTION VALUES

                                                                                                    Value of
                                                                      Unexercised                  Unexercised
                           Securities         Aggregate                 Options                      Options
                            Acquired            Value                  at FY-End                    at FY-End
                          on Exercise          Realized                   (#)                        (U.S.$)
        Name                  (#)                ($)           Exercisable/Unexercisable    Exercisable/Unexercisable
        ----            ----------------   ----------------    -------------------------    -------------------------
M.F. Yull                     Nil                n/a                305,500/362,500            2,535,650/3,008,750
H.D. McSween                  Nil                n/a                116,742/88,423               968,959/733,911
A.M. Archibald                Nil                n/a                110,086/87,457               913,714/725,893
J.B. Carpenter                Nil                n/a                  6,250/28,750                51,875/238,625
D.R. Yull                     Nil                n/a                 18,550/86,250               153,965/715,875

     3.    PENSION ARRANGEMENTS

     The Corporation maintains a defined contribution plan through its Canadian subsidiary, Intertape Polymer Inc., for its salaried employees in Canada, including the named executive officers who are Canadian residents.

     Effective January 1, 2001, the Corporation amended and restated its USA Employees' Retirement Plan to be a combined employee stock ownership plan and

401 (k) plan, to change the name of the plan to the "Intertape Polymer Group Inc. USA Employees' Stock Ownership and Retirement Savings Plan" and to bring the plan into compliance with recent legislative changes. The Corporation may make annual discretionary matching contributions equal to a percentage of the contributions made by employees, but in no event shall such contributions exceed six percent (6%) of the employee's compensation deposited as elective contributions. A subsidiary of the Corporation contributes to a multi-employer plan for employees covered by collective bargaining agreements. The Corporation's expense for such retirement savings plans for the year ended December 31, 2001, was $3,555,000 ($2,991,000 in 2000 and $2,817,000 in 1999).

     4.    EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT

     The employment agreement which the Corporation entered into with M.F. Yull on July 1, 1998 was amended on November 7, 2000 and further amended on January 28, 2001. Pursuant to the terms of the employment agreement, as amended (the "Agreement"), M.F. Yull agreed to continue to serve as Chairman of the Board and Chief Executive Officer of the Corporation and its subsidiaries at a fixed annual gross salary of U.S. $475,000 for the year 2001 and subsequently at compensation levels to be reviewed annually by the Corporation in accordance with its internal policies. M.F. Yull's fixed annual gross salary for the year 2002 remained at U.S. $475,000. The Agreement provides inter alia for annual bonuses based on budgeted objectives of the Corporation. The Agreement also provides for the payment of 36 months of M.F. Yull's remuneration in the event of termination without cause or resignation within 6 months of a change of control of the Corporation. Further, it provides for all options for the acquisition of common shares of the Corporation previously granted to M.F. Yull to become immediately vested and exercisable in the event of his termination without cause, or his resignation within 6 months of a change of control of the Corporation, or his retirement at any time after his 60th birthday or in the event of his death, and that such options must be exercised within 36 months following the effective date of such termination, resignation, retirement or death. In addition to his participation in the pension plan of IPI, the Agreement provides that M.F. Yull will receive, upon his ceasing to be an employee for any reason, a defined benefit supplementary pension annually for life equal to 2% of his average annual gross salary for the final 5 years of his employment multiplied by his years of service with IPI. Furthermore, the Agreement provides that if during the term of M.F. Yull's employment a bona fide offer is made to all shareholders of the Corporation which, if accepted, would result in a change of control of the Corporation, then, subject to any applicable law, all of M.F. Yull's options which have not yet become vested and exercisable shall become vested and exercisable immediately. Upon expiry of such bona fide offer, if it does not result in a change of control of the Corporation, all of M.F. Yull's unexercised options which were not vested prior to such offer, shall immediately revert to their unvested status and to their former provisions with respect to the time of their vesting.

     The Corporation has entered into agreements dated as of January 28, 2001 with each of Messrs. A.M. Archibald, W.A. Barnes, J.B. Carpenter, B.H. Hildreth, J.A. Jackson, G.C. Jones, H.D. McSween, S. Nelson, E. Nugent, K.R. Rogers, S. Vitale, D.R. Yull and G.A. Yull. These agreements provide that if, within a period of 6 months after a change in control of the Corporation, (a) the executive voluntarily terminates his employment with the Corporation, or (b) the Corporation terminates the executive's employment without cause, such executive will be entitled to a lump sum in the case of his resignation or an indemnity in lieu of notice in a lump sum in the case of his termination, equal to 12 to 24 months of such executive's remuneration at the effective date of such resignation or termination, depending on his seniority. In addition, all options for the acquisition of common shares of the Corporation previously granted to such executive shall become immediately vested and exercisable and must be exercised by such executive within 90 days following the effective date of such resignation or termination. Furthermore, these agreements also provide that if during the term of the executive's employment a bona fide offer is made to all shareholders of the Corporation which, if accepted, would result in a change of control of the Corporation, then, subject to any applicable law, all of the executive's options which have not yet become vested and exercisable shall become vested and exercisable immediately. Upon expiry of such bona fide offer, if it does not result in a change of control of the Corporation, all of the executive's unexercised options which were not vested prior to such offer, shall immediately revert to their unvested status and to their former provisions with respect to the time of their vesting.

     5.    COMPOSITION OF COMPENSATION COMMITTEE

     Members of the Compensation Committee of the Corporation are Ben J. Davenport, Jr., Michael L. Richards, L. Robbie Shaw and Melbourne F. Yull. The committee met 3 times during the period from January 1, 2001 to December 31, 2001. M.F. Yull is Chairman of the Board and Chief Executive Officer of the Corporation and is indebted to the Corporation as is further set out herein under the caption "Indebtedness of Directors and Officers". The members of the Compensation Committee have no other interlocking relationship as contemplated in the Ontario Securities Regulations.

     6.    REPORT ON EXECUTIVE COMPENSATION

     o  COMPENSATION COMMITTEE REPORT

     The Compensation Committee is responsible for the determination and administration of the compensation policies and levels for the executive officers of the Corporation and its subsidiaries. The determinations of the Compensation Committee are communicated to the Board of Directors. The compensation of the Chief Executive Officer, M.F. Yull, and the recommendation for the granting of stock options to executive officers are submitted to the Board of Directors for approval. M.F. Yull does not participate in the Compensation Committee's or the Board of Directors' deliberations as regards to his compensation.

     In arriving at its decisions, the Compensation Committee reviews industry comparisons for similar sized companies and for other companies in the packaging materials sector. The Compensation Committee uses surveys from an independent consultant from time to time to provide data to review in order to adjust its compensation policies. The philosophy of the Corporation as regards compensation is to be competitive with similar manufacturing companies in order to attract and retain high-quality executives with the expertise and skills required in the business of the Corporation. Three primary components comprise the compensation program: basic salary, annual bonuses based on performance and long-term stock options.

     Base salaries are established at levels which will enable the Corporation and its subsidiaries to attract, retain and reward executive officers who can effectively contribute to the long-term success and objectives of the Corporation.

     The annual bonus program is formula-based and is measured against pre-determined performance targets. Awards are granted on the basis of divisional profit results, corporate results and individual performance as measured against pre-established objectives.

     Stock options are granted periodically at the discretion of the Board of Directors. Options are granted to provide key employees who have significant responsibility for the management, growth and future success of the Corporation with an opportunity for rewards as a result of stock price increases. The amount and terms of outstanding options are taken into account when determining whether and how many new options will be granted. To encourage continued service, the options granted, if any, become exercisable over a 4-year period in 4 equal annual instalments, commencing on the 1st anniversary of the date of the grant. The options have no value if the stock price of the Corporation does not appreciate. It is felt that this approach closely aligns the interests of the executives and the shareholders.

     Each element of compensation fulfills a different role in the attraction, retention and motivation of qualified officers and employees.

     o  CHIEF EXECUTIVE OFFICER COMPENSATION

     The compensation level for the Chief Executive Officer has been designed to ensure that it is not only competitive with similar size companies and companies in the packaging materials sector, but so as to also ensure recognition of the Chief Executive Officer's personal contribution and leadership to the Corporation.

     The compensation of the Chief Executive Officer is reviewed each year by the Committee utilizing both financial and non-financial measurements covering performance in the following areas: financial performance, marketing, operations, human resource management, technology and strategic planning. In addition, the Compensation Committee considers compensation surveys, as such were described above, when assessing the Chief Executive Officer's compensation level.

     Submitted by the Committee:

     Ben J. Davenport, Jr.
     Michael L. Richards
     L. Robbie Shaw
     Melbourne F. Yull

     7.    PERFORMANCE GRAPH

     The first graph compares the yearly change in the cumulative total shareholder return over the five-year period on the Corporation's common shares with the cumulative total return of the TSE 300.

     The second graph compares the yearly change in the cumulative total shareholder return over the five-year period on the Corporation's common shares with the cumulative total return of the S&P 500. The cumulative total shareholder return is based on the United States dollar trading values of the common shares of the Corporation on the New York Stock Exchange.

        FIVE-YEAR TOTAL RETURN ON $100 INVESTMENT (DIVIDENDS REINVESTED)
      (Based on the Corporation's activity on The Toronto Stock Exchange)
                                  (Canadian $)

                                      GRAPH

                      Dec. 29     Dec. 31     Dec. 31     Dec. 31     Dec. 30     Dec. 31
                       1996        1997        1998        1999        2000        2001
                     ---------   ---------   ---------   ---------   ---------   ---------
Intertape             $100.00     $ 98.09     $124.82     $131.09     $ 35.86     $ 43.19
TSE 300               $100.00     $114.79     $112.81     $148.27     $159.34     $126.20

        FIVE-YEAR TOTAL RETURN ON $100 INVESTMENT (DIVIDENDS REINVESTED) (Based on the Corporation's activity on the New York Stock Exchange*)
                                     (US $)

                                      GRAPH

                      Dec. 31     Dec. 31     Dec. 31     Dec. 31     Dec. 29     Dec. 31
                       1996        1997        1998        1999        2000        2001
                     ---------   ---------   ---------   ---------   ---------   ---------
Intertape             $100.00     $ 95.43     $111.64     $123.87     $ 32.60     $ 37.00
S&P 500               $100.00     $133.10     $170.83     $206.50     $187.85     $165.54

---------------
(* Since August 16, 1999, the Corporation has traded on the NYSE. Prior to that date the corporation traded on the AMEX.)

COMPENSATION OF DIRECTORS

     In 2001, directors of the Corporation, who were not officers of the Corporation, received an annual fee of $10,777 for their services as directors and a fee of $1,098 for each board meeting attended ($424 for telephone meetings). Furthermore, a total of 32,000 options to purchase common shares of the Corporation were granted to directors of the Corporation who were not officers of the Corporation. Such options were granted at an exercise price of U.S.$11.92.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

     As listed in the table below, certain officers of the Corporation are currently indebted to the Corporation in respect of interest-free loans that are payable on demand. As at April 12, 2002, the aggregate indebtedness of all directors, executive officers and senior officers to the Corporation in connection with such loans was Cdn $720,322 and U.S. $316,616. The following table summarizes the largest amount of such loans outstanding during the year ended December 31, 2001 and the amount outstanding as at April 12, 2002.

   TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

                                                                        Largest Amount
                                                                          Outstanding
                                                                            During         Amount Outstanding
                                                   Involvement of the  FY-Ended Dec. 31,    as at April 12,
                                                   Corporation or its        2001                 2002
Name and Principal Position                           subsidiaries            ($)                 ($)
---------------------------                        ------------------  -----------------   ------------------
M.F. Yull                                          The Corporation is    U.S. $630,618       U.S. $130,618
  Chairman of the Board and Chief Executive        the Lender             Cdn $412,027        Cdn $412,027
  Officer(1)
G.A. Yull                                          The Corporation is    U.S. $126,268       U.S. $126,268
  President - Film Products                        the Lender             Cdn   $6,040        Cdn   $6,040
A.M. Archibald                                     The Corporation is     Cdn $194,159        Cdn $194,159
  Chief Financial Officer, Secretary, Treasurer,   the Lender
  Vice President Administration
Sal Vitale                                         The Corporation is     Cdn  $77,783        Cdn  $77,783
  Vice-President - Finance                         the Lender
D.R. Yull                                          The Corporation is     U.S. $59,730        U.S. $59,730
  Vice-President Sales & Marketing - Distribution  the Lender
  Products
H.D. McSween                                       The Corporation is     Cdn  $30,313        Cdn  $30,313
  President - Distribution Products                the Lender

---------------
(1) Proposed nominee as a director of the Corporation.

DIRECTORS' AND OFFICERS' INSURANCE

     The Corporation maintains directors' and officers' liability insurance covering liability, including defense costs, of directors and officers of the Corporation incurred as a result of acting as such directors or officers, provided they acted honestly and in good faith with a view to the best interests of the Corporation. The current limit of insurance is $25,000,000 and an annual premium of $297,000 was paid by the Corporation in the last completed financial year with respect to the period from December 2001 to December 2002. Claims payable to the Corporation are subject to a retention of up to $250,000 per occurrence.

AMENDMENTS TO EXECUTIVE STOCK OPTION PLAN

     In 1992, the Corporation established its ongoing Executive Stock Option Plan (the "Plan") in respect of the common shares of the Corporation. The purpose of the Plan is to promote a proprietary interest in the Corporation among the executives, the key employees and the non-management directors of the Corporation and its subsidiaries, in order to both encourage such persons to further the development of the Corporation and to assist the Corporation in attracting and retaining key personnel necessary for the Corporation's long term success.

     Currently, (a) the maximum number of common shares that may be issued under the Plan is 2,829,739, being approximately 10% of the common shares of the Corporation that were outstanding as of June 20, 2000, and (b) the non-management directors of the Corporation and of its subsidiaries may receive a maximum of 5,000 options under the Plan per annum.

     On March 8, 2002, the Board of Directors adopted an amending resolution (a) to amend Section 4 of the Plan in order to increase the number of options that may be granted under the Plan from 2,829,739 to 3,361,661 being approximately 10% of the outstanding common shares of the Corporation as of March 8, 2002, and
(b) to remove the limitation on the number of options that may be granted to the non-management directors of the Corporation and of its subsidiaries.

     Effective March 13, 2002, the Board of Directors approved a grant of 7,500 options to each non-management director of the Corporation. Such options have an exercise price of Cdn $15.72 (U.S. $9.92) and will expire on March 13, 2007. These grants, for the portion in excess of 5,000 options per non-management director, are subject to the proposed amendments to the Plan being approved by the regulatory authorities having jurisdiction over the Corporation's common shares and by the shareholders of the Corporation. Consequently, the following resolution will be submitted for approval by a majority of shareholders present or represented by proxy at the meeting.

IT IS RESOLVED:

     "THAT the Executive Stock Option Plan (the "Plan") of the Corporation be amended by:

     (i) deleting the figure "2,829,739 Shares" in Section 4 of the Plan and replacing same with "3,361,661 Shares";

     (ii) deleting from Section 5 of the Plan the limitation on the number of options that may be granted to the directors of the Corporation and its subsidiaries; and

     (iii) amending Section 7 of the Plan to add the vesting provisions in respect of options granted to directors of the Corporation and its subsidiaries (being twenty-five percent (25%) on the effective date of the grant of the options and being twenty-five percent (25%) on each of the next three (3) anniversaries of the effective date of the grant of the options).

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

     The management of the Corporation is unaware of any material interest of any director or officer of the Corporation, of any management nominee for election as a director of the Corporation or of any person who beneficially owns or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation, or any associate or affiliate of any such person, in any transaction since the beginning of the last completed financial year of the Corporation or in any proposed transactions that has materially affected or will materially affect the Corporation or any of its affiliates.

APPROVAL OF DIRECTORS

     The contents and the sending of this Circular have been approved by the directors of the Corporation.

                                       By:   /s/ Andrew M. Archibald
                                          -------------------------------
                                          ANDREW M. ARCHIBALD, C.A.
                                          Chief Financial Officer,
                                          Secretary, Treasurer,
                                          Vice President Administration

St. Laurent, Quebec
April 12, 2002

                          INTERTAPE POLYMER GROUP INC.

                                      PROXY

              THE MANAGEMENT OF THE CORPORATION SOLICITS THIS PROXY

The undersigned shareholder of INTERTAPE POLYMER GROUP INC. (the "Corporation") hereby appoints Melbourne F. Yull, failing whom, Michael L. Richards, or instead of the foregoing................................................................
................................................................................,
as the proxyholder of the undersigned to attend and act for and on behalf of the undersigned at THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD ON MAY 22, 2002, and at any adjournment thereof to the same extent and with the same power as if the undersigned were present in person thereat and with authority to vote and act in the said proxyholder's discretion with respect to amendments or variations to matters referred to in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. THIS PROXY IS SOLICITED BY AND ON BEHALF OF THE MANAGEMENT OF THE CORPORATION.

The said proxyholder is specifically directed to vote or withhold from voting the shares registered in the name of the undersigned as indicated below:

(1)  ELECTION OF DIRECTORS

[ ]  FOR all nominees listed below        [ ] WITHHOLD AUTHORITY to vote for all
     as a group  (except as                   nominees listed below as a group.
     marked to the contrary below).

(INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE, STRIKE A LINE THROUGH THE NOMINEE'S NAME IN THE LIST BELOW.)

     Melbourne F. Yull; Michael L. Richards; Ben J. Davenport Jr.; Gordon R. Cunningham; L. Robbie Shaw; Irvine Mermelstein; J. Spencer Lanthier.

(2) VOTE FOR [ ] WITHHOLD FROM VOTING [ ] in respect of the appointment of Raymond Chabot Grant Thornton as auditors of the Corporation and authorizing the directors to fix their remuneration.

(3) VOTE FOR [ ] VOTE AGAINST [ ] the resolution approving, ratifying and confirming the amendments to the Corporation's Executive Stock Option Plan.


                                              Date:.............................

                                              Signature ........................

Notes:

(1) This form of proxy must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under the corporate seal or by an officer or attorney thereof duly authorized. Joint holders should each sign. Executors, administrators, trustees, etc., should so indicate when signing. If undated, this proxy is deemed to bear the date it was mailed to the shareholder.

(2) A SHAREHOLDER MAY APPOINT AS PROXYHOLDER A PERSON (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING BY INSERTING THE NAME OF SUCH OTHER PERSON IN THE SPACE PROVIDED OR BY COMPLETING ANOTHER PROPER FORM OF PROXY.

(3) The shares represented by this proxy will, on a show of hand or any ballot that may be called for, be voted or withheld from voting in accordance with the instructions given by the shareholder; in the absence of any contrary instructions, this proxy will be voted "FOR" the itemized matters.

                                      PROXY

              PLEASE COMPLETE AND RETURN IN THE ENVELOPE PROVIDED.

                        LE GROUPE INTERTAPE POLYMER INC.

                            FORMULAIRE DE PROCURATION

             LA DIRECTION DE LA SOCIETE SOLLICITE CETTE PROCURATION

Le soussigne, actionnaire de LE GROUPE INTERTAPE POLYMER INC. (la "Societe"), constitue par les presentes Melbourne F. Yull, ou a defaut, Michael L. Richards, ou, a leur place,...............................................................
................................................................................,
son fonde de pouvoir, pour assister et agir en son nom a L'ASSEMBLEE ANNUELLE ET SPECIALE DES ACTIONNAIRES DE LA SOCIETE QUI AURA LIEU LE 22 MAI 2002 ou a toute reprise. Il lui confere tous les pouvoirs qu'il pourrait exercer s'il etait present a une telle assemblee ou reprise, avec autorite pour le fonde de pouvoir de voter et d'agir selon sa discretion quant aux modifications ou aux variations apportees aux questions enoncees dans l'avis de convocation a l'assemblee et quant a toute autre question dument soumise a l'assemblee. CETTE PROCURATION EST SOLLICITEE PAR LA DIRECTION DE LA SOCIETE ET EN SON NOM.

Le fonde de pouvoir est par les presentes specifiquement autorise a exercer cette procuration afin de voter ou de s'abstenir de voter de la facon indiquee ci-dessous :

(1)  ELECTION DES ADMINISTRATEURS

[ ]  EN FAVEUR du groupe de candidats dont       [ ]  ABSTENTION de voter pour
     les noms paraissent ci-dessous                   le groupe de candidats
     (sauf si indique au contraire).                  dont les noms apparaissent
                                                      ci-dessous.

(DIRECTIVES : POUR FAIRE EN SORTE QUE LE FONDE DE POUVOIR S'ABSTIENNE DE VOTER EN FAVEUR DE TOUT CANDIDAT, BIFFER LE NOM DU CANDIDAT EN QUESTION DANS LA LISTE CI-DESSOUS.)

     Melbourne F. Yull; Michael L. Richards; Ben J. Davenport Jr.; Gordon R. Cunningham; L. Robbie Shaw; Irvine Mermelstein; J. Spencer Lanthier.

(2) EN FAVEUR [ ] ABSTENTION [ ] quant a la nomination du cabinet Raymond Chabot Grant Thornton comme verificateurs de la Societe et quant a l'autorisation aux administrateurs de fixer leur remuneration.

(3) EN FAVEUR [ ] CONTRE [ ] la resolution approuvant, ratifiant et confirmant les modifications au Executive Stock Option Plan de la Societe.

                                              Date:.............................


                                              Signature.........................
Remarques :

(1) Cette procuration doit etre signee par l'actionnaire ou par son mandataire autorise par ecrit. Si l'actionnaire est une societe, la procuration doit porter son sceau ou etre signee par un dirigeant ou un mandataire dument autorise. Les codetenteurs doivent tous signer. Les executeurs, administrateurs, fiduciaires et autres doivent faire mention de leur fonction lorsqu'ils signent. Une procuration non datee est reputee porter la date de son envoi par la poste a l'actionnaire.

(2) UN ACTIONNAIRE PEUT NOMMER COMME FONDE DE POUVOIR POUR ASSISTER ET AGIR EN SON NOM A L'ASSEMBLEE UNE PERSONNE (QUI N'A PAS A ETRE ACTIONNAIRE) AUTRE QUE LES PERSONNES DESIGNEES DANS CE FORMULAIRE DE PROCURATION EN INSCRIVANT LE NOM DE CETTE PERSONNE DANS L'ESPACE PREVU OU EN REMPLISSANT UN AUTRE FORMULAIRE DE PROCURATION APPROPRIE.

(3) Lors d'un vote a main levee ou d'un scrutin, les voix afferentes aux actions representees par ce formulaire de procuration seront exprimees, selon les directives donnees par l'actionnaire, en faveur ou en abstention d'une affaire; en l'absence de directives contraires, les voix afferentes aux actions seront exprimees "EN FAVEUR" des questions specifiees aux presentes.

                            FORMULAIRE DE PROCURATION

            VEUILLEZ COMPLETER ET POSTER DANS L'ENVELOPPE CI-JOINTE.